FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August, 2011

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

National Bank of Greece S.A.

Group and Bank

Interim Financial Report

for the period ended 30 June 2011

August 2011

Certification of the Board of Directors

on the interim financial report as at 30 June 2011

Certification of Chairman, Chief Executive Officer and a member of the Board of Directors pursuant to Article 5 of Law 3556/07.

We, the members of the Board of Directors of National Bank of Greece S.A. certify that to the best of our knowledge:

(1)          The interim financial report for the period ended 30 June 2011 has been prepared in accordance with the current accounting standards and present a true and fair view of the Statement of Financial Position and Income Statement of the Bank and of the companies included in the consolidation.

(2)          The Board of Directors report for the period ended 30 June 2011 truly and fairly presents all information required by Article 5, Para 6 of Law 3556/07.

Athens, 30 August 2011

THE CHAIRMAN	THE CHIEF EXECUTIVE OFFICER	THE BOD MEMBER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	PETROS K. SABATACAKIS

Board of Directors Report

for the period ended 30 June 2011

Economic environment during the first half of 2011

The global economy slowed significantly in the first half of 2011, mainly on the back of temporary factors, such as political tensions in North Africa and the Middle East that led to higher oil prices and the earthquake and nuclear disaster in Japan which caused disruptions in the global supply chain. Among developed economies, the US economy lost significant momentum in H1, with private consumption negatively affected by the weak labour market and high oil prices. Euro area economic activity appeared relatively resilient, benefitting from the German economy’s strength, which more than offset weak growth in peripheral countries, mainly due to restrictive fiscal policies. Emerging economies remained a strong engine of growth, led by China, despite the monetary policy measures implemented in an effort to control inflationary pressures.

The EMU sovereign debt crisis spread to Portugal, which received an IMF/EU rescue package in May, while market pressures escalated for countries closest to the core and systemically important, such as Italy and Spain, resulting in a more comprehensive proposal to fight the crisis, providing important new dimensions and flexibility to the European Financial Stability Facility (EFSF). In the US, negotiations regarding the expansion of the government debt ceiling revealed the extent of political deadlock, resulting in a downgrade of the US government debt rating. Regarding monetary policy, the European Central Bank (ECB) proceeded with two rate hikes of 50bps in total, to 1,50%, while the US Federal Reserve (Fed) maintained its intervention rate at around 0% and the second round of quantitative easing measures (QE2) were allowed to expire. In the second half of the year, we expect global economic activity to accelerate, rebounding from a weak H1, as the effect of temporary factors fades, with fiscal consolidation on both sides of the Atlantic being an important downside risk. Overall, we expect the global economy to grow by 4,3% in 2011 and 4,5% in 2012, from 5,1% in 2010.

On 21 July 2011, the EU Council of Ministers agreed to support a new program for Greece with total official financing estimated to be an additional €109 billion, over and above the undisbursed €45 billion from the original program. The new program will provide liquidity relief through lower interest rates and extended maturities, and will include private sector involvement (PSI) through the voluntary rollover of Greek Government bonds maturing up to July 2020 into a menu of four exchange options. The debt service burden will be reduced to more sustainable levels as future EFSF loans to Greece will be lengthened from the current 7,5 years to a minimum of 15 years and up to 30 years, with a grace period of 10 years, while the interest rate on EFSF loans will be close to, without going below, the EFSF’s lending cost (currently approximately 3,5%).

Regarding the terms for the private sector bond rollover, it also implies significantly below market interest rates (e.g. 4%, for the first 5 years on the par bond exchange options), 15-30 year bullet payment maturities and credit enhancements (through partial to full guarantee of principal). In September, the detailed terms of the private sector exchange offer are expected to be finalized and the financial institutions to commit to the debt exchange, prior to the approval of the new program. The combination of the above measures will permit Greece to refrain from accessing credit markets until, at least, mid-2014, and significantly reduce its borrowing requirements until end-2019.

Following a reasonably successful outcome on the fiscal consolidation front in 2010, in which the General Government deficit declined by 5% to 10,5% of GDP in 2010 from 15,4% in 2009, some first signs of fiscal fatigue emerged in H1:2011. Data on budget implementation for this period suggest that the pace of fiscal adjustment has stalled, with the central government budget facing increased headwinds, especially on the revenue side mainly due to a sharper-than-initially-anticipated contraction of economic activity, and higher tax refunds (as a result of declining incomes and elevated personal income tax deductions on the basis of collected spending receipts). In absolute terms, the shortfall from the state budget target reached €2,4 billion (or 1,1% of GDP), prompting the activation of a new package of corrective austerity measures for 2011 corresponding to 2,5% of GDP, which have been incorporated in the medium-term fiscal program for the 2011-15 period. This program identifies €22 billion of fiscal measures, translating into 10% of GDP reduction in the General Government deficit planned for the 5 years through 2015.

Against this backdrop, economic activity continued to contract, by an estimated 5,3%y-o-y in H1:2011 (from -4,4% on average in 2010 and -7,4% y-o-y in Q4:2010), dragged down by high uncertainty resulting from the sovereign debt crisis and the impact from the implementation of circa 8% of GDP of austerity measures in 2010 and H1:2011, as well as due to tightening credit and liquidity conditions. The improved performance of the exporting sector was insufficient to outweigh the sharp contraction of domestic demand (by circa 8% y-o-y in H1:2011).

The Turkish economy gained further momentum in the first quarter of 2011, recording a growth rate of 11% y-o-y, following a 6-year high growth 8,9% in 2010 and a 9-year low of -4,8% in 2009. Looking ahead, activity is set to slow significantly in the remainder of the year, on the back of a tighter fiscal policy stance, the ongoing slowdown of the global economy and a series of measures, taken by the central bank and BRSA, to contain credit growth to 20-25% in 2011, to limit the widening of the current account deficit and to avoid the overheating of the economy. We see economic growth moderating to 6,2% this year from 8,9% in 2010, still above its potential of 4,5-5%.

The surge in economic activity was accompanied by sharp widening of the current account deficit, which stood at 9% of GDP in May (in 12-month rolling terms), compared with 6,6% in December 2010 and 2,3% in December 2009. Financing the current account deficit has, so far, been manageable; however, the quality of the financing has remained poor as the bulk of the current account deficit continues to hinge on large portfolio inflows and a drawdown of bank and non-bank residents’ assets abroad. Should the quality of financing not be improved, the economy and the domestic currency would remain vulnerable to sudden shifts in investor sentiment.

South Eastern Europe-5 (“SEE-5”, comprising Albania, Bulgaria, FYROM, Romania and Serbia) emerged from a 2-year recession in the first quarter of 2011, posting a growth rate of 2,1% y-o-y, driven by exports. Going forward, activity is set to continue to expand sluggishly, held back by a tighter fiscal stance and credit conditions, limited capital inflows and a weak labour market. We foresee SEE-5 growth at 2,2% this year, up from -0,2% in 2010 and -5,5% in 2009, still well below its potential of 4%.

On a positive note, the current account deficit (the “Achilles Heel” of these economies in the past decade) has stabilized around the manageable level of 4% of GDP (in 12-month rolling terms) since early 2010 (compared with 6% in December 2009 and 14,5% in December 2008), reflecting still scarce external financing and weak domestic demand and despite unfavourable global commodity prices.

During the first half of 2011, conditions for the Greek banking sector, due to the domestic fiscal problems, were particularly adverse. The sovereign situation affected bank deposits, which decreased by 8% during January — May 2011, while, and in conjunction with the recession, the pressure on asset quality increased considerably. Nevertheless, the Greek banking system showed remarkable resilience and remained healthy, a corollary also confirmed by the results of stress tests released on 15 July 2011. In particular, NBG Group retains the highest capital adequacy ratios among Greek banks, even under extreme conditions, while planned specific actions will reinforce capital further by the end of the current year.

Analysis of financial figures of the NBG Group

Group profit for the period attributable to NBG equity shareholders in H1.11 totalled €29 million, excluding impairment losses on GGBs prompted by the PSI initiative (€1.339 million after tax), compared with profit of €146 million in H1.10, due to the persistence of high provisions, which amounted to €822 million (up by +27% yoy), as well as the exceptionally adverse economic climate in Greece.

In this extremely stressed period, the NBG Group succeeded in growing its net income and keeping its capital base robust (Tier I CAD ratio: 11,2%), while fortifying its balance sheet with higher provisions.

At the same time, operating expenses declined by -3% yoy at Group level, mainly due to the drastic reduction in operating costs in Greece (down -10% yoy), as well as in SE Europe(1) (down -4% yoy).

In the first half of the year the NBG Group, although impacted by the decline in deposits, which intensified in Greece during Q2.11, nevertheless managed to increase its market share of savings deposits to 34,1% and sustain its market share of time deposits at 15,3% in Greece. It is noteworthy that, after the EU summit on July 21st, domestic deposits have gradually rebounded, fully reversing the decline suffered in the first weeks of July. At the same time, Turkey saw a significant increase in deposits (up +14% since end-2010) while SE Europe also posted an improvement (up +2% since the beginning of the year).

The Group’s loan-to-deposit ratio stood at the healthy level of 110%, while the ratio for Greece stood at 104%.

Write-downs in bond values as part of the PSI initiative

The Q2 results were burdened by write-downs of €1.645 million before tax (€1.339 after tax) in the value of Greek Government bonds held by the Bank. This provision derives from the PSI as described in the terms and conditions stated in the expression of interest dated 25 August 2011. Before performing the write-downs, the book value of the bonds held by NBG and eligible for inclusion in the bond swap plan amounted to €9 billion.

The continued positive contribution by our affiliates has sustained our profitability

The Group’s profitability in H1.11 was marked by the sizeable impairment loss of €1.339 million after tax from the Greek Government bond exchange. If this non-recurring loss is excluded, the Group remained profitable in H1.11 due to the significant positive results of its affiliates in Turkey and SE Europe. The Group’s performance in Greece was also notable, as banking business remained profitable despite the ongoing recession. Specifically, in H1.11:

•                  Group profit for the period attributable to NBG equity shareholders stood at €29 million compared with €146 million in H1.10, reflecting the strong performance in Turkey and the continued positive input of SE Europe, which both served to offset the negative results in Greece.

•                  Net interest margin remained at the high level of 3,65% at the end of H1, fractionally below its 2010 level, despite competitive pressure on deposit pricing.

•                  Operating expenses in Greece and SE Europe posted an impressive decline by €80 million, down -9% yoy, underscoring the emphasis the Group places, under current circumstances, on cost containment and enhancing efficiency.

In H1.11, the Group’s performance by business region was as follows:

•                  Greece: Loss from operations in Greece, excluding the impairment loss from the Greek Government bond exchange (€1.339 million after tax), amounted to €222 million, due to the +45% increase in provisions for delinquencies, which topped €676 million (compared with €467 million in H1.10), and to the negative impact of trading income (losses of €164 million in H1.11). Core earnings in Greece (before tax, provisions and trading income) declined marginally by -2% yoy, reflecting the resilience of the Bank’s sources of profitability despite the persistent recession.

•                  Turkey: Continuing its positive trajectory, the net profit of Finansbank in H1.11 amounted to TL517 million (€235 million), up +2% yoy. This performance was in part due to lower provisions — reflecting further improvement in the already high quality of Finansbank’s loan book — and in part due to the rapid pace of credit expansion on the back of strong growth in the Turkish economy. This result was also despite the increase in operating costs (up +22% yoy) stemming from the expansion of the branch network (+10% yoy) to over 510 units at the end of H1.11.

(1)  SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania and the Former Yugoslav Republic of Macedonia.

•                  SE Europe: The Group’s SE European units posted positive performance in H1.11, with net profits of €15 million (down -70% yoy). Profits before tax and provisions stood at €99 million, down -34% yoy. The deterioration in core profitability reflects primarily deleveraging of the loan book by -5% yoy and the decline in interest income, which was burdened by the increase in the volume and cost of deposits in the context of the Group’s strategy for independent financing of all its affiliates. A significant development was the €755 million yoy reduction in funding from the parent company to the Group’s SE European units.

Manageable increase in delinquencies

The economic climate in Greece continues to be severely stressed, impacting negatively the domestic banking sector and taking a heavy toll on the quality of banks’ loan books.

The Group’s ratio of +90dpds to total loans stood at 10%. In Greece, the ratio stood at 10,3% compared with 9,3% in Q1.11. In Turkey, however, there has been a further deceleration in the rate of growth of new delinquencies, with the +90dpd ratio declining to 5,2%, from 5,4% in Q1. It is notable also that in SE Europe the first signs of stabilisation in loan book quality have appeared.

Provisions in H1.11 continue to stand at high levels (€822 million), up +27% yoy. Accumulated provisions now amount to €4,3 billion, i.e. 5,7% of the Group’s total lending. For yet another quarter, the +90dpd coverage ratio remained at the highest levels for the sector, at 58%, before, of course, taking into consideration the various forms of associated collateral, thus reflecting the Group’s conservative approach to provisioning for delinquencies.

Greece: Lending growth and deposit market share stabilise

Losses in Greece amounted to €222 million in H1.11 compared with losses of €159 million a year earlier, mainly due to the +45% growth in provisions, despite growth in pre-provision profitability by +19% yoy.

The Group’s cost-cutting efforts have generated particularly encouraging results. Operating expenses decreased drastically by -10% yoy. Specifically, personnel costs and general expenses decreased by -9% and -14%, respectively.

Despite the slowdown in economic activity and the concomitant fall in demand for loan products, the Bank’s aggregate loan book in Greece remained unchanged on Q1.11 levels, at €50,3 billion.

The persistent negative macroeconomic environment in Greece and the constantly shrinking liquidity of households and businesses led to a contraction in deposits in the Greek banking system in Q2.11. Despite the general downward trend in deposits, NBG managed to hold its share of time deposits at 15,3% and increase its share of savings deposits to 34,1% compared with Q4.10, reflecting the trust it enjoys among its customers.

The Bank continues to own substantial assets (€2,7 billion) that can readily be used as collateral with the ECB, as well as loans for further issues of covered bonds and other types of eligible collateral. The combination of excess eligible collateral and low leverage (the loan-to-deposit ratio in Greece is just 104%) gives the Bank a key competitive edge at the present juncture.

Finansbank: Dynamic growth continues unabated

In H1.11, the net profit of Finansbank grew +2% yoy to TL517 million (€235 million).

The recovery of the Turkish economy engenders expectations for a continued acceleration in the growth of Finansbank’s business and results. Specifically:

•                  Finansbank’s net interest income declined marginally by -2% yoy to TL1.029 million (€468 million), despite the continuing market-wide asset yield repricing. This performance ranks Finansbank first among Turkish banks in terms of the level of net interest margin, which, it may be noted, is not supported by highly variable sources of interest income such as that from securities.

•                  The +22% yoy growth in operating costs mainly reflects expenses resulting from Finansbank’s network expansion programme, which brought the number of branches by the end of H1.11 to over 510, up +10% yoy. Despite the expansion of its network, Finansbank’s efficiency (cost/income) ratio stood at the low level of 48%.

In June 2011, Finansbank’s total lending amounted to TL35,7 billion (€15,2 billion), up +25% yoy.

Retail lending continues to be the key driver behind Finansbank’s growth dynamic, rising at an impressive rate (+38% yoy). Total retail lending in H1.11 amounted to TL19,7 billion (€8,4 billion).

Particularly strong performance was posted by mortgage lending and consumer credit. Specifically:

•                  Mortgage lending totalled TL6,8 billion (€2,9 billion) compared with TL5,6 billion in H1.10, up +22%. Finansbank’s market share of mortgage lending stood at 9,7%.

•                  Credit card outstandings grew by +56% to TL8,5 billion (€3,6 billion) compared with TL5,4 billion a year earlier. Finansbank’s market share of the respective sector topped 15%, compared with 12% in H1.10.

•                  Personal need loans amounted to TL3,6 billion (€1,5 billion) compared with TL2,4 billion in H1.10, up +51%. Accordingly, Finansbank’s market share of personal need loans stood at 5,6%, compared with 4,8% a year earlier.

In H1.11, Finansbank’s business lending totalled TL16 billion (€6,8 billion), posting yoy growth of +12%, and reflecting the general improved business climate in the country.

In H1.11, +90dpd loans declined to 5,2% of the total loan book, down -18 basis points on Q1.11. This reflects both the recovery of the Turkish economy and the stabilisation of new delinquencies at lower levels vis-a-vis year-end 2010. In addition, loan collections have posted strong performance, enabling Finansbank to bring down the cost of provisions to just 0,7%, from 1,3% in H1.10, and keep the coverage ratio above 75%.

As a result of the bank’s strategy to widen its deposit base, strong growth was also posted by deposits, which increased by an impressive +40% yoy. Deposits in local currency presented particularly strong growth of +47% yoy. At the end of H1.11, the bank’s loan-to-deposit ratio improved to a record low of 115%. Despite the growth in lending activity, the bank’s Core Tier I ratio stood at 13,1%.

In May 2011, Finansbank successfully completed the issue of a bond worth US$500 million, with a fixed coupon of 5,5% and a 5-year maturity. The issue was oversubscribed circa 2 times by international institutional investors in the US, EU, Hong Kong and the Arab Emirates, underlining the confidence of investors in Finansbank’s prospects and vindicating the Group’s strategic decision to encourage the independent financing of its affiliates.

SE Europe: Lending sluggish, profitability down

Net profit from the Group’s SE Europe operations in H1.11 totalled €15 million, compared with €50 million in H1.10, as deleveraging continued and increased cost of deposits led to a reduction in net interest income.

The decline in net interest income also impacted pre-provision profit, which totalled €99 million, compared with €150 million in H1.10, down -34%.

Operating expenses in SE Europe posted a decline of -4% yoy.

Total lending in SE Europe fell by -5% yoy to €7,5 billion, while deposits totalled €4,8 billion, up +7% yoy. This is a particularly encouraging development, as the Group can be seen to be broadening its funding sources and has accordingly improved its SE Europe loan-to-deposit ratio by 19% compared with H1.10.

Loan book quality in SE Europe continues to show signs of stabilisation. As a result, the cost of provisions in H1.11 fell to 2,45%, down by -13bps yoy.

Strong capital base

As a result of the private sector involvement in Greek Government bond exchange, the Group’s Tier I CAD ratio at the end of H1.11 stood at 11,2% compared with 12,9% at the end of Q1.11. It is noteworthy that this still places NBG among the best capitalised banks in Europe. Indeed, the Core Tier I ratio(2), which excludes hybrid capital and Hellenic Republic preference shares, stands at 10,1%, after fully absorbing the impairment impact related to the PSI initiative, ranking the Group among the best in terms of both the absolute size and structural quality of its capital.

In July 2011, the Bank participated successfully in the EU-wide stress testing exercise of European banks run by the European Banking Authority (EBA) in cooperation with the Bank of Greece, the ECB, the European Commission and the European Systemic Risk Board (ESRB).

The adverse shock scenarios of the stress tests for loan book quality generated an estimate of €4,3 billion for Group provisions for the two years 2011-2012, with accumulated impairment losses for the Group at year-end 2012 being estimated at the high level of 10,5% of total loans.

According to the output of the stress test, and under the assumptions of the worst case scenario, the estimated Core Tier 1 CAD ratio, (as this was defined by EBA), under extreme conditions would be 7,7% in 2012 compared with 11,9% at the end of 2010. If the Hellenic Republic preference shares totalling €350 million are excluded from calculations, the ratio would stand at 7,2% at the end of 2012, a level that comfortably exceeds the 5% benchmark set by the EBA for the purposes of the exercise. It is worth highlighting that even if the Hellenic Republic preference shares, totalling €350 million, are excluded from calculations, the Core Tier 1 CAD ratio still exceeds the 5% benchmark standing at 7,2%. Indeed, if the series of business actions and decisions taken or planned for implementation in the immediate future (e.g., the use of general provisions amounting to €304 million, the acquisition of a 49,9% minority stake in investment portfolio firm CPT, and the sale of a minority stake of up to 20% in Finansbank) are included, which aim at fortifying the Group’s capital position, the said ratio would increase by 200 bps to circa 9,7%.

The output of the EU-wide stress test confirms the Bank’s strong capital adequacy, which serves as an effective buffer even in a worst case scenario, whether in the case of developments in loan impairments or the fiscal situation in Greece. In spite of this positive performance, the Group remains vigilant and continues to focus on maintaining high reserves of liquidity and strengthening its capital position on an ongoing basis.

Uncertainties, risks and prospects for the future

In relation to the rollover of Greek Government Bonds, the Group intends to tender its bonds and expects that the rollover will be successfully completed.

The amount of impairment losses recognized for the bonds that will participate in the rollover was estimated based on the terms in the related letter for expression of interest sent by the Minister of Finance and on tentative selection of option by the Group for each position held. The estimated impairment losses may be revised as a result of a change in estimates or judgment applied in case the final terms of the rollover differ from those in the letter for expression of interest and based on market conditions at the time the bonds’ rollover is finalized. For example, changes in the coupon rates, maturity, repayment schedule, principal guarantee terms, or market prices may change the estimated impairment losses recognized.

Furthermore, a change in the final selection between the available options for any position held may also change the estimated impairment losses recognized.

Finally, in the event the rollover is not successfully completed (for example due to insufficient participation of bonds in Hellenic Republic’s eventual invitation to tender in accordance with its terms), both bonds that participate in the rollover and bonds that do not participate in the rollover will have to be re-assessed for impairment by taking into consideration the conditions that will exist at that time.

Near-term risks for the Greek economy appear to be more balanced in view of the recent decisions of the latest EU summit, although significant downside risks remain and mainly reflect:

i)                 Persistently weak private sector sentiment due to additional austerity measures, and a sharper-than-expected adjustment in labour market;

(2)  The Core Tier I ratio is defined as the Tier I ratio excluding the preferred securities and the Hellenic Republic preference shares.

ii)              The implementation of the adjustment plan, and especially of the ambitious structural reform and privatization programs, requires strong political will and public support which are increasingly challenging due to the accumulated social costs from the protracted recession;

iii)           A more adverse-than-initially-expected liquidity environment, with continuing deposits losses and available collateral devaluation;

iv)          A new round of systemic turbulence has emerged since late Q2:2011 and is translated into increasing market pressures even in large EU economies such as Spain and Italy.

On the positive side, a bottoming of economic activity is expected by mid-2012 (delayed by about 2-3 quarters due to high uncertainty and additional austerity measures) as the adjustment in the real economy advances and is expected to support an average growth rate of about +0,6% in 2012. The recovery could gain additional traction with GDP growth exceeding 1%, y-o-y in 2012, provided that a decisive implementation of the recent EU decisions (including the acceleration of EU structural funds disbursements) and the successful conclusion of debt-exchange procedure lead to a notable improvement in confidence and in liquidity conditions creating substantial positive growth synergies in conjunction with a significant progress of structural reform and privatizations programs.

Greek banks are currently at a crossroads, in anticipation of:

•                  the conclusive agreement on the participation of private investors in the Greek sovereign debt resolution scheme;

•                  the implementation of long-term liquidity plans drawn up for the gradual reduction of their reliance on the ECB funding;

•                  the increase of the minimum Core Tier I ratio, set by the Bank of Greece, to 10%;

•                  the management of rising non-performing loans in light of the continuing recession that has hit Greek households and corporates.

The sound and efficient operation of banks is a key issue and is critical for the country’s effort to restore the economy.

The National Bank of Greece Group will continue to take initiatives for the protection of its capital. Specifically, it has decided to reinforce capital by approximately €1 billion by end of 2012, through the offer of a minority stake of Finansbank of up to 20%, while has already acquired the 49,9% of CPT portfolio investment company on 29 June 2011, thus enhancing its regulatory capital by €188 million.

Credit risk

Credit risk is the risk of financial loss relating to the failure of a borrower to honour its contractual obligations. It arises in lending activities as well as in various other activities where we are exposed to the risk of counterparty default, such as our trading, capital markets and settlement activities. This is the largest single risk we face. Our credit risk processes are conducted separately by the Bank and each of our subsidiaries. The credit risk procedures established by the subsidiaries are coordinated by the Group Risk Control and Structure Division.

The Group pays particular attention to implementing the highest standards of credit risk management and control.  The Group employs for all facilities credit risk rating and measurement systems, specifically designed to meet the particular characteristics of its various loan exposures.  Active credit risk management is achieved, among others, through: a) the application of appropriate limits for exposures to a particular obligor, a group of associated obligors, obligors that belong in the same economic sector, etc.; and b) the use of credit risk mitigation techniques (such as collateral and guarantees).

Furthermore, due to current conditions from the global financial crisis, the Bank and each of its subsidiaries, following conservative credit risk policy, maintained high levels of provisions.

Market Risk of the Trading and Available for Sale Portfolios

Management and monitoring

The Bank, in order to ensure the efficient management of market risk, calculates on a daily basis the Value at Risk (VaR) of its Trading and Available for Sale (“AFS”) portfolios. The VaR estimates refer to a 1-day holding period and a 99% confidence interval. The most significant types of market risk to which the Bank is exposed are the following: interest rate risk, equity risk and foreign exchange risk.

Besides the Bank, on a Group level, the most significant source of market risk is related to the portfolio held by Finansbank. For the measurement and management of market risk, the subsidiary calculates on a daily basis the VaR of its Trading and AFS portfolios through the same system that the Bank uses for this purpose.

The Bank has established a framework of VaR limits in order to control and manage more efficiently the risks to which it is exposed. These limits refer not only to specific types of market risk, such as interest rate, foreign exchange and equity risk, but also to the overall risk of the Bank’s Trading and AFS portfolios. The same limit structure is also in place in Finansbank.

In order to verify the predictive power of the VaR model which is used for the estimation of market risk, the Bank conducts backtesting on a daily basis. The aim of backtesting is to examine whether the hypothetical change in the value of the portfolio, due to the actual movements in the prices of the underlying risk factors, is captured by the VaR estimate of that day. Finansbank also performs backtesting on a daily basis, on its Trading and AFS portfolios.

The daily VaR estimations refer to “normal” market conditions. However, supplementary analysis is necessary for capturing the potential loss that might arise under extreme and unusual circumstances in the financial markets. Thus, the Bank conducts stress testing on a weekly and a monthly basis, through the application of different scenarios depending on the type of risk factor (interest rates, stock index prices, exchange rates). The scenarios are based on the guidelines of the IMF. Stress testing is performed on both the Trading and the AFS portfolios. Moreover, stress test analysis is also performed by Finansbank on a monthly basis, on its Trading and AFS portfolios. The scenarios refer to extreme movements of interest rates and foreign exchange prices and are based on the latest financial crises which have taken place in Turkey.

Securitization of loans

On 28 February 2011, Revolver 2008-1 Plc proceeded with the cancelation of class A notes of €500 million and changed the interest rates on the class A notes to 2,6% per annum fixed and the class B notes to 2,9% per annum fixed. The class A notes are currently rated BBB- by Fitch and BB+ by Standard & Poors.

Covered bonds

On 6 May 2011, the Bank issued the 5th series of covered bonds of €500 million, under its second covered bonds program of  €15 billion and due in September 2013 (with an additional ten-year extension option), bearing interest at the ECB’s refinancing rate plus a margin of 230 bps paid on a quarterly basis.

On 6 May 2011, the Bank issued the 6th series of covered bonds of €1.3 billion, under its second covered bonds program of  €15 billion and due in September 2014 (with an additional ten-year extension option), bearing interest at the ECB’s refinancing rate plus a margin of 250 bps paid on a quarterly basis.

Furthermore, on the same day and under the first covered bond program of €10 billion, the Bank proceeded with the cancellation of:

•                      €650 million covered bonds, which was part of the 1st series of €1 billion, issued on 28 November 2008;

•                      €800 million covered bonds, which was part of the 2nd series of €1 billion, issued on 28 November 2008; and

•                      €350 million covered bonds, which was part of the 5th series of €1 billion, issued on 11 May 2010.

On 2 June 2011, the Bank proceeded with the cancellation of €150 million covered bonds which was part of the 2nd series of €1 billion, issued on 28 November 2008 and was part of the first covered bond program of €10 billion.

On 20 June 2011, the Bank issued a 2nd tranche of €1 billion for the 5th series of covered bonds, under its second covered bonds program of €15 billion, due in September 2013 (with a ten-year extension option) and bearing interest at the ECB rate plus a margin of 230 basis points.

Furthermore, on the same day and under the first covered bond program of €10 billion, the Bank proceeded with the cancellation of:

•                     €300 million covered bonds which was part of the 1st series of € 1 billion, issued on 28 November 2008;

•                      €650 million covered bonds which was the remaining part of the 5th series of €1 billion issued on 11 May 2010.

All the above covered bonds series issued under the €15 billion covered bonds program are secured by residential mortgage loans and currently rated Ba3 by Moody’s and BBB- by Fitch.

On 3 August 2011, the Bank proceeded with the cancellation of:

•                      €50 million covered bonds which was the remaining part of the 1st series of €1 billion, issued on 28 November 2008 and were issued under the first covered bond program of €10 billion; and

•                      €50 million covered bonds which was the remaining part of the 2nd series of €1 billion, issued on 28 November 2008 and were issued under the first covered bond program of €10 billion.

Debt securities in issue and other borrowed funds

On 24 March 2011, Finansbank redeemed the bonds of USD 110 million, obtained via a special purpose entity and issued in March 2006. As at 31 December 2010, part of this issue of USD 50,0 million was held by the Group.

On 11 May 2011, Finansbank issued Senior Unsecured Notes USD 500 million, with a five year maturity and interest at 5.5%, paid semi-annually.

On 13 April 2011, Finansbank redeemed the credit card secured loan of TL 300 million, issued in March 2006.

On 20 June 2011, the Bank proceeded in the entire repurchase of the JPY 30 billion Subordinated Callable Fixed Rate Notes issued by the NBG Finance plc in June 2005 and guaranteed on a subordinated basis by the Bank. The Notes mature in June 2035, however they could be redeemed at the option of the Bank in or after June 2015.

Financings under the Hellenic Republic bank support plan

On 7 June 2011, under the government guaranteed borrowings facility provided by Law 3723/2008 (pillar II), the Bank issued Floating Rate Notes of €1.925 million due in June 2014, bearing interest at a rate of 3-month Euribor plus 1.200 bps and payable on an annual basis. The bonds are held by the Bank and are currently rated B3 by Moody’s.

Dividends

On 23 June 2011, the annual Ordinary General Meeting of the Bank’s shareholders approved the non-distribution of dividends to any class of shares, that is, to the redeemable preference shares held by the Greek State, the non-cumulative non-voting redeemable preference shares and the ordinary shares.

Transactions with related parties

Based on the existing regulatory framework, we must include any transaction between the Group and the Bank with all related parties as defined in IAS 24, which took place during the first half of 2011 and substantially affected the Bank’s financial performance. Management’s total compensation, receivables and payables must be reported separately.

Group and Bank transactions with Board of Directors members and Management for the first half of 2011

(amounts in € ‘000)	Group	Bank

Total compensation	9.535	4.036
Loans and advances	35.277	33.725
Deposits	11.998	5.601

Intercompany transactions as of 30.6.2011 - Bank

Associates (amounts in € ‘000)	Assets	Liabilities	Income	Expenses	Off Balance sheet

Planet S.A.	2.380	88	79	—	1.388
Social Securities Funds Management S.A.	—	4.406	—	78	—
Larco S.A.	251	462	131	—	13.219
Eviop Tempo S.A.	—	4	—	—	—
Teiresias S.A.	456	1.630	20	873	—
Pyrrichos Real Estate S.A.	—	—	30	—	—
Aktor Facility Management S.A.	—	659	4	591	—
Bantas A.S. (Cash transfers and Security Services)	372	2.053	42	15	—
UBB Chartis Insurance Company A.D.	627	3.268	199	1.294	—
UBB AIG Life Insurance Company	265	3.054	375	1.442	—
Europa Insurance Co. S.A.	264	191	773	600	—
Total	4.615	15.815	1.653	4.893	14.607

Subsidiaries (amounts in € ‘000)	Assets	Liabilities	Income	Expenses	Off Balance sheet
National Securities S.A.	94	37.387	1.697	884	40.073
Ethniki Kefalaiou S.A.	—	351.262	—	6.571	22.732
NBG Asset Management Mutual Funds S.A.	3.157	7.069	3.310	105	78
Ethniki Leasing S.A.	656.359	18.267	7.131	538	549.471
NBG Property Services S.A.	—	715	—	121	—
Pronomiouhos S.A. Genikon Apothikon Hellados	864	15.614	790	939	—
NBG Greek Fund Ltd	—	5.186	—	76	—
NBG Bancassurance S.A.	797	4.358	1.674	161	67
The South African Bank of Athens Ltd (S.A.B.A.)	17.769	157	183	—	—
National Bank of Greece (Cyprus) Ltd	2.685.071	592.293	22.519	9.147	22.041
Stopanska Banka A.D.-Skopje	45.202	16.943	820	65	—
United Bulgarian Bank A.D. - Sofia (UBB) (Group)	635.459	53.462	5.126	18	—
NBG International Ltd	—	446	—	2	—
NBG Finance Plc	59	849.208	160	25.980	—
Interlease E.A.D., Sofia	360.770	343	6.508	—	—
NBG Securities Romania S.A.	151	69	—	53	—
Innovative Ventures S.A. (I-Ven)	—	2.002	—	—	—
NBG Funding Ltd	—	316.125	—	2.436	—
Banca Romaneasca S.A.	480.194	23.771	10.103	5.658	—
Ethniki Hellenic General Insurance S.A.(Group)	612.723	1.120.491	4.471	20.946	3.285
ASTIR Palace Vouliagmenis S.A.	25.635	4.512	698	272	2.377
Grand Hotel Summer Palace S.A.	2.321	353	41	8	—
NBG Training Center S.A.	823	196	62	43	—
Ethnodata S.A.	—	8.133	3	4.886	—
KADMOS S.A.	—	22	—	—	—
DIONYSOS S.A.	112	34	—	—	—
EKTENEPOL Construction Company S.A.	—	494	3	5	293
Mortgage, Touristic PROTYPOS S.A.	—	498	—	—	—
Hellenic Touristic Constructions S.A.	—	46	—	—	—
Ethnoplan S.A.	21	3.628	24	2.830	34
Ethniki Ktimatikis Ekmetalefsis S.A.	3.978	323	73	—	—
NBGI Private Equity Funds	185.137	797	241	6	71.534
NBG International Holdings B.V.	101.181	1.017	1.061	3	—
NBG Leasing IFN S.A.	163.851	4	3.173	—	—
Finansbank A.S. (Group)	948.440	1.630	16.384	—	109.252
Vojvodjanska Banka A.D. Novi Sad	23.590	1.067	544	1.173	44.919
NBG Leasing d.o.o. Belgrade	47.898	47	826	—	2.500
CPT Investments Ltd	241.885	255.849	1.190	4.399	—
NBG Finance (Dollar) Plc	—	70.566	—	1.006	—
NBG Finance (Sterling) Plc	—	114.417	—	2.680	—
NBG Bank Malta Ltd	515.892	200.079	1.912	1.057	—
Ethniki Factors S.A.	43.830	124	900	1.874	177.995
NBG Pangaea Reic	—	95.121	1	35.107	1.369.538
Total	7.803.263	4.174.125	91.628	129.049	2.416.189

Total intercompany transactions	7.807.878	4.189.940	93.281	133.942	2.430.796

Transactions with other related parties

The total receivables of the Group and the Bank from the employee benefits related funds as at 30 June 2011, amounted to €352,1 million and €352,0 respectively (31 December 2010: €298,1 million for the Group and the Bank).

The total payables of the Group and the Bank to the employee benefits related funds as at 30 June 2011, amounted to €100,7 million and €20,2 million respectively (31 December 2010: €87,6 million and €8,5 million respectively).

Athens, 30 August 2011

THE CHIEF EXECUTIVE OFFICER

APOSTOLOS S. TAMVAKAKIS

Auditors Review Report

on the interim financial report for the period ended 30 June 2011

TRANSLATION

REVIEW REPORT ON CONDENSED INTERIM FINANCIAL INFORMATION

To the Shareholders of “NATIONAL BANK OF GREECE S.A.”

Introduction

We have reviewed the accompanying condensed stand alone and consolidated statement of financial position of “NATIONAL BANK OF GREECE S.A.” (the “Bank”) and its subsidiaries (the “Group”) as of 30 June 2011, the related condensed statements of income and comprehensive income, changes in equity and cash flows for the six month period then ended, as well as the selective explanatory notes, which together comprise the interim financial information and which represent an integral part of the half year financial report provided under article 5 of Law 3556/2007. Management is responsible for the preparation and fair presentation of this interim condensed financial information in accordance with International Financial Reporting Standards as adopted by the European Union and apply to Interim Financial Reporting (International Accounting Standard “IAS” 34). Our responsibility is to express a conclusion on this interim condensed financial information based on our review.

Scope of Review

We conducted our review in accordance with the International Standard on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Report on Other Legal Requirements

Our review has not revealed any inconsistency in the content of the management interim financial report provided under article 5 of Law 3556/2007 when compared to the accompanying interim condensed financial information.

Athens, 30 August 2011

The Certified Public Accountant

Emmanuel A. Pelidis

Reg. No. SOEL: 12021

Hadjipavlou Sofianos & Cambanis S.A.

Fragoklisias 3a & Granikou Str.

GR 151 25 Marousi

Reg. No. SOEL: E120

Statement of Financial Position

as at 30 June 2011

		Group		Bank
€ 000’s	Note	30.6.2011	31.12.2010	30.6.2011	31.12.2010
ASSETS
Cash and balances with central banks		9.422.014	7.530.483	6.102.213	5.069.505
Due from banks		3.507.237	3.321.454	7.229.110	7.091.089
Financial assets at fair value through profit or loss		1.220.772	1.723.112	591.397	1.082.292
Derivative financial instruments		1.917.192	1.731.192	1.615.386	1.542.961
Loans and advances to customers	7	75.317.250	77.261.870	56.502.628	58.242.991
Investment securities		19.151.697	20.367.387	11.855.200	12.044.649
Investment property	10	211.772	213.180	—	—
Investments in subsidiaries		—	—	9.032.681	8.415.877
Investments in associates		41.706	39.246	8.021	7.298
Goodwill, software and other intangible assets	9	2.327.136	2.560.197	144.381	140.807
Property and equipment	10	2.027.398	2.070.446	375.399	388.104
Deferred tax assets		656.649	470.701	541.218	366.168
Insurance related assets and receivables		784.185	822.066	—	—
Current income tax advance		182.675	136.667	182.675	136.667
Other assets		2.414.965	2.474.719	1.749.838	1.755.936
Non-current assets held for sale		21.885	21.885	20.513	20.513
Total assets		119.204.533	120.744.605	95.950.660	96.304.857

LIABILITIES
Due to banks		34.380.096	29.898.696	33.350.913	28.869.460
Derivative financial instruments		1.494.043	1.790.556	1.180.138	1.404.051
Due to customers	11	62.114.512	68.039.037	46.672.725	52.471.008
Debt securities in issue	12	2.676.008	2.370.303	2.148.179	2.103.771
Other borrowed funds	12	1.763.271	2.061.773	981.574	1.078.098
Insurance related reserves and liabilities		2.817.684	2.834.752	—	—
Deferred tax liabilities		94.570	119.016	—	—
Retirement benefit obligations		129.864	152.012	63.081	79.887
Current income tax liabilities		45.116	76.091	—	21.925
Other liabilities		4.679.973	2.497.016	3.555.661	1.496.537
Total liabilities		110.195.137	109.839.252	87.952.271	87.524.737

SHAREHOLDERS’ EQUITY
Share capital	14	5.137.952	5.137.952	5.137.952	5.137.952
Share premium account	14	3.326.063	3.327.740	3.324.623	3.326.321
Less: treasury shares	14	(7.613)	(4.901)	—	—
Reserves and retained earnings		82.487	1.194.109	(464.186)	315.847
Equity attributable to NBG shareholders		8.538.889	9.654.900	7.998.389	8.780.120

Non-controlling interests		77.170	834.693	—	—
Preferred securities		393.337	415.760	—	—
Total equity		9.009.396	10.905.353	7.998.389	8.780.120

Total equity and liabilities		119.204.533	120.744.605	95.950.660	96.304.857

Athens, 30 August 2011

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	CHARALAMPOS G. MAZARAKIS

The notes on pages 21 to 37 form an integral part of these financial statements

Income Statement

for the period ended 30 June 2011

		Group		Bank
		6 month period ended		6 month period ended
€ 000’s	Note	30.6.2011	30.6.2010	30.6.2011	30.6.2010

Interest and similar income		3.221.627	3.126.632	1.826.223	1.700.593
Interest expense and similar charges		(1.269.601)	(1.036.310)	(653.684)	(480.491)
Net interest income		1.952.026	2.090.322	1.172.539	1.220.102

Fee and commission income		344.865	344.831	118.834	138.434
Fee and commission expense		(98.359)	(28.033)	(85.776)	(14.696)
Net fee and commission income		246.506	316.798	33.058	123.738

Earned premia net of reinsurance		438.736	486.189	—	—
Net claims incurred		(363.673)	(453.726)	—	—
Earned premia net of claims and commissions		75.063	32.463	—	—

Net trading income / (loss) and results from investment securities		(84.485)	(185.480)	(123.683)	(375.877)
Net other income/(expense)		(39.861)	(39.524)	27.210	(67.746)
Total income		2.149.249	2.214.579	1.109.124	900.217

Personnel expenses		(728.873)	(765.045)	(438.170)	(467.271)
General, administrative and other operating expenses		(350.730)	(365.977)	(171.075)	(181.457)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets		(98.405)	(96.976)	(41.698)	(41.362)
Amortisation and write-offs of intangible assets recognised on business combinations		(11.734)	(12.682)	—	—
Finance charge on put options of non-controlling interests		(890)	(1.294)	(890)	(1.294)
Credit provisions and other impairment charges	4	(901.546)	(661.758)	(728.423)	(464.757)
Share of profit of associates		1.092	2.418	—	—
Profit / (loss) before tax and impairment of Greek Government Bonds		58.163	313.265	(271.132)	(255.924)

Social responsibility tax and non off-settable taxes	5	—	(92.560)	—	(87.931)
Tax expense before impairment of Greek Government Bonds	5	(9.203)	(55.995)	66.992	36.402
Profit / (loss) after tax and before impairment of Greek Government Bonds		48.960	164.710	(204.140)	(307.453)
Impairment of Greek Government Bonds, net of tax	4	(1.338.995)	—	(1.141.691)	—
Profit / (loss) for the period		(1.290.035)	164.710	(1.345.831)	(307.453)

Attributable to:
Non-controlling interests		20.155	19.132	—	—
NBG equity shareholders		(1.310.190)	145.578	(1.345.831)	(307.453)

Earnings / (losses) per share - Basic and diluted	6	€(1,39)	€0,10	€(1,41)	€(0,53)

Athens, 30 August 2011

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	CHARALAMPOS G. MAZARAKIS

The notes on pages 21 to 37 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 30 June 2011

		Group		Bank
		6 month period ended		6 month period ended
€ 000’s	Note	30.6.2011	30.6.2010	30.6.2011	30.6.2010

Profit / (loss) for the period		(1.290.035)	164.710	(1.345.831)	(307.453)

Other comprehensive income / (expense):
Available for sale securities, net of tax		613.572	(969.597)	565.604	(766.430)
Currency translation differences, net of tax		(594.909)	419.347	894	346
Net investment hedge, net of tax		(9.400)	(145.036)	—	—
Cash flow hedge, net of tax		6.246	—	—	—
Other comprehensive income / (expense) for the period	15	15.509	(695.286)	566.498	(766.084)

Total comprehensive income / (expense) for the period		(1.274.526)	(530.576)	(779.333)	(1.073.537)

Attributable to:
Non-controlling interests		9.339	29.731	—	—
NBG equity shareholders		(1.283.865)	(560.307)	(779.333)	(1.073.537)

Athens, 30 August 2011

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	CHARALAMPOS G. MAZARAKIS

The notes on pages 21 to 37 form an integral part of these financial statements

Income Statement

for the period ended 30 June 2011

		Group		Bank
		3 month period ended		3 month period ended
€ 000’s	Note	30.6.2011	30.6.2010	30.6.2011	30.6.2010

Interest and similar income		1.634.088	1.604.171	926.709	864.365
Interest expense and similar charges		(673.212)	(556.129)	(349.750)	(261.550)
Net interest income		960.876	1.048.042	576.959	602.815

Fee and commission income		179.354	173.149	59.353	69.245
Fee and commission expense		(52.242)	(13.066)	(45.624)	(6.129)
Net fee and commission income		127.112	160.083	13.729	63.116

Earned premia net of reinsurance		195.154	201.730	—	—
Net claims incurred		(173.586)	(198.210)	—	—
Earned premia net of claims and commissions		21.568	3.520	—	—

Net trading income / (loss) and results from investment securities		(134.129)	(51.919)	(126.540)	(170.029)
Net other income/(expense)		(15.210)	(15.184)	59.363	(31.909)
Total income		960.217	1.144.542	523.511	463.993

Personnel expenses		(361.930)	(385.948)	(218.416)	(230.410)
General, administrative and other operating expenses		(163.889)	(186.239)	(85.602)	(93.826)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets		(49.276)	(49.156)	(21.070)	(20.506)
Amortisation and write-offs of intangible assets recognised on business combinations		(5.767)	(6.516)	—	—
Finance charge on put options of non-controlling interests		(443)	(634)	(443)	(634)
Credit provisions and other impairment charges		(497.054)	(348.165)	(414.503)	(244.193)
Share of profit of associates		(801)	2.471	—	—
Profit / (loss) before tax and impairment of Greek Government Bonds		(118.943)	170.355	(216.523)	(125.576)

Social responsibility tax and non off-settable taxes		—	—	—	—
Tax expense before impairment of Greek Government Bonds		(1.384)	(38.974)	38.270	12.770
Profit / (loss) after tax and before impairment of Greek Government Bonds		(120.327)	131.381	(178.253)	(112.806)
Impairment of Greek Government Bonds, net of tax	4	(1.338.995)	—	(1.141.691)	—
Profit / (loss) for the period		(1.459.322)	131.381	(1.319.944)	(112.806)

Attributable to:
Non-controlling interests		8.322	6.658	—	—
NBG equity shareholders		(1.467.644)	124.723	(1.319.944)	(112.806)

Earnings / (losses) per share - Basic and diluted		€(1,55)	€0,08	€(1,38)	€(0,26)

Athens, 30 August 2011

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	CHARALAMPOS G. MAZARAKIS

The notes on pages 21 to 37 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 30 June 2011

		Group		Bank
		3 month period ended		3 month period ended
€ 000’s	Note	30.6.2011	30.6.2010	30.6.2011	30.6.2010

Profit / (loss) for the period		(1.459.322)	131.381	(1.319.944)	(112.806)

Other comprehensive income / (expense):
Available for sale securities, net of tax		621.409	(737.289)	535.818	(568.727)
Currency translation differences, net of tax		(319.697)	230.332	80	30
Net investment hedge, net of tax		—	(81.045)	—	—
Cash flow hedge, net of tax		232	—	—	—
Other comprehensive income / (expense) for the period		301.944	(588.002)	535.898	(568.697)

Total comprehensive income / (expense) for the period		(1.157.378)	(456.621)	(784.046)	(681.503)

Attributable to:
Non-controlling interests		(636)	6.070	—	—
NBG equity shareholders		(1.156.742)	(462.691)	(784.046)	(681.503)

Athens, 30 August 2011

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	CHARALAMPOS G. MAZARAKIS

The notes on pages 21 to 37 form an integral part of these financial statements

Statement of Changes in Equity – Group

for the period ended 30 June 2011

	Attributable to equity holders of the parent company											Non-
	Share capital		Share premium			Available for sale	Currency	Net		Reserves &		controlling Interest &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	securities reserve	translation reserve	investment hedge	Cash flow hedge	Retained earnings	Total	Preferred securities	Total
At 1 January 2010	3.035.208	357.500	2.953.106	382.775	(10.626)	(1.001.932)	(698.918)	(283.054)	—	3.719.391	8.453.450	1.374.068	9.827.518
Other Comprehensive Income	—	—	—	—	—	(952.619)	383.837	(145.036)	—	7.933	(705.885)	10.599	(695.286)
Net profit/(loss) for the period	—	—	—	—	—	—	—	—	—	145.578	145.578	19.132	164.710
Total Comprehensive Income	—	—	—	—	—	(952.619)	383.837	(145.036)	—	153.511	(560.307)	29.731	(530.576)
Issue & repurchase of preferred securities	—	—	—	—	—	—	—	—	—	19.511	19.511	(50.335)	(30.824)
Dividends to preferred securities	—	—	—	—	—	—	—	—	—	(21.013)	(21.013)	—	(21.013)
Dividends to preference shares	—	—	—	—	—	—	—	—	—	(70.858)	(70.858)	—	(70.858)
Share based payments	—	—	—	—	—	—	—	—	—	12.306	12.306	—	12.306
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	—	—	—	—	—	—	(39)	(39)	5.134	5.095
(Purchases)/ disposals of treasury shares	—	—	—	—	8.644	—	—	—	—	(6.868)	1.776	—	1.776
Balance at 30 June 2010	3.035.208	357.500	2.953.106	382.775	(1.982)	(1.954.551)	(315.081)	(428.090)	—	3.805.941	7.834.826	1.358.598	9.193.424
Movements from 1.7.2010 to 31.12.2010	1.745.244	—	(8.141)	—	(2.919)	129.829	(284.580)	(19.506)	(10.212)	270.359	1.820.074	(108.145)	1.711.929
Balance at 31 December 2010 & at 1 January 2011	4.780.452	357.500	2.944.965	382.775	(4.901)	(1.824.722)	(599.661)	(447.596)	(10.212)	4.076.300	9.654.900	1.250.453	10.905.353
Other Comprehensive Income	—	—	—	—	—	613.472	(569.899)	(9.400)	6.234	(14.082)	26.325	(10.816)	15.509
Net profit/(loss) for the period	—	—	—	—	—	—	—	—	—	(1.310.190)	(1.310.190)	20.155	(1.290.035)
Total Comprehensive Income	—	—	—	—	—	613.472	(569.899)	(9.400)	6.234	(1.324.272)	(1.283.865)	9.339	(1.274.526)
Share capital issue costs*	—	—	(1.677)	—	—	—	—	—	—	—	(1.677)	—	(1.677)
Issue & repurchase of preferred securities	—	—	—	—	—	—	—	—	—	4.867	4.867	(14.002)	(9.135)
Dividends to preferred securities	—	—	—	—	—	—	—	—	—	(16.826)	(16.826)	—	(16.826)
Dividends to preference shares*	—	—	—	—	—	—	—	—	—	(700)	(700)	—	(700)
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	—	—	(38.107)	—	—	—	225.604	187.497	(775.283)	(587.786)
(Purchases)/ disposals of treasury shares	—	—	—	—	(2.712)	—	—	—	—	(2.595)	(5.307)	—	(5.307)
Balance at 30 June 2011	4.780.452	357.500	2.943.288	382.775	(7.613)	(1.249.357)	(1.169.560)	(456.996)	(3.978)	2.962.378	8.538.889	470.507	9.009.396

*The amounts represent the effect of the change in the deferred tax as a result of the change in the tax rate as of 1 January 2011.

The notes on pages 21 to 37 form an integral part of these financial statements

Statement of Changes in Equity — Bank

for the period ended 30 June 2011

	Share capital		Share premium		Available for	Currency	Reserves &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares	Preference shares	sale securities reserve	translation reserve	Retained earnings	Total
At 1 January 2010	3.035.208	357.500	2.953.106	382.775	(711.564)	(422)	2.207.558	8.224.161
Other Comprehensive Income	—	—	—	—	(766.430)	346	—	(766.084)
Net profit/(loss) for the period	—	—	—	—	—	—	(307.453)	(307.453)
Total Comprehensive Income	—	—	—	—	(766.430)	346	(307.453)	(1.073.537)
Dividends on preference shares	—	—	—	—	—	—	(70.858)	(70.858)
Share based payments	—	—	—	—	—	—	12.306	12.306
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	—	—	—	1.879	1.879
Balance at 30 June 2010	3.035.208	357.500	2.953.106	382.775	(1.477.994)	(76)	1.843.432	7.093.951
Movements from 1.7.2010 to 31.12.2010	1.745.244	—	(9.560)	—	4.696	(110)	(54.101)	1.686.169
Balance at 31 December 2010 & at 1 January 2011	4.780.452	357.500	2.943.546	382.775	(1.473.298)	(186)	1.789.331	8.780.120
Other Comprehensive Income	—	—	—	—	565.604	894	—	566.498
Net profit/(loss) for the period	—	—	—	—	—	—	(1.345.831)	(1.345.831)
Total Comprehensive Income	—	—	—	—	565.604	894	(1.345.831)	(779.333)
Share capital issue costs*	—	—	(1.698)	—	—	—	—	(1.698)
Dividends to preference shares*	—	—	—	—	—	—	(700)	(700)
Balance at 30 June 2011	4.780.452	357.500	2.941.848	382.775	(907.694)	708	442.800	7.998.389

*The amounts represent the effect of the change in the deferred tax as a result of the change in the tax rate as of 1 January 2011.

The notes on pages 21 to 37 form an integral part of these financial statements

Cash Flow Statement

for the period ended 30 June 2011

	Group		Bank
	6 month period ended		6 month period ended
€ 000’s	30.6.2011	30.6.2010	30.6.2011	30.6.2010
Cash flows from operating activities
Profit / (loss) before tax for the period	(1.587.068)	313.265	(1.698.246)	(255.924)
Adjustments for:
Non-cash items included in income statement and other adjustments:	2.770.301	621.585	2.253.733	425.485

Depreciation and amortisation on property & equipment, intangibles and investment property	110.139	109.677	41.698	41.362
Share based payments	—	12.306	—	10.530
Amortisation of premiums /discounts of investment securities, loans and receivables and borrowed funds	(70.121)	(36.082)	(54.413)	(24.605)
Credit provisions and other impairment charges	2.557.099	665.806	2.157.121	466.426
Provision for employee benefits	20.558	31.690	13.349	15.598
Share of profit of associates	(1.092)	(2.418)	—	—
Finance charge on put options of non-controlling interest	890	1.294	890	1.294
Dividend income from investment securities	(1.514)	(2.209)	(90.015)	(1.536)
Net (gain) / loss on disposal of property & equipment and investment property	945	1.891	(17)	8
Net (gain) / loss on disposal of investment securities	69.576	47.401	94.193	96.471
Interest from financing activities and results from repurchase of debt securities in issue	48.633	41.576	74.609	65.409
Valuation adjustment on instruments designated at FVTPL	40.944	(241.241)	16.318	(245.472)
Other non-cash operating items	(5.756)	(8.106)	—	—

Net (increase) / decrease in operating assets:	1.138.989	(3.580.583)	1.673.255	(1.789.809)
Mandatory reserve deposits with Central Bank	(782.372)	199.206	36.216	88.186
Due from banks	201.660	(312.607)	(35.173)	(1.412.249)
Financial assets at fair value through profit or loss	845.629	713.453	716.763	824.574
Derivative financial instruments assets	(166.408)	(354.815)	(55.727)	(400.253)
Loans and advances to customers	988.560	(3.963.119)	960.868	(1.087.000)
Other assets	51.920	137.299	50.308	196.933

Net increase / (decrease) in operating liabilities:	(365.411)	7.852.969	(156.696)	6.368.301
Due to banks	4.481.400	10.002.378	4.481.453	10.816.085
Due to customers	(6.030.749)	(2.477.982)	(5.904.509)	(4.272.922)
Derivative financial instruments liabilities	13.403	991.434	82.410	884.504
Retirement benefit obligations	(42.706)	(44.485)	(30.155)	(3.746)
Insurance related reserves and liabilities	(17.068)	156.697	—	—
Income taxes paid	(40.929)	(82.241)	—	(60.497)
Other liabilities	1.271.238	(692.832)	1.214.105	(995.123)
Net cash from operating activities	1.956.811	5.207.236	2.072.046	4.748.053

Cash flows from investing activities

Participation in share capital increase of subsidiaries	—	—	(28.674)	(6.724)
Acquisition of associates	(1.629)	(9.454)	(723)	(180)
Disposal of associates	20	708	—	—
Dividends received from investment securities & associates	1.514	2.888	541	1.536
Purchase of property & equipment, intangible assets and investment property	(90.635)	(124.239)	(33.141)	(46.674)
Proceeds from disposal of property & equipment and investment property	3.135	4.433	24	560
Purchase of investment securities	(6.063.056)	(10.104.466)	(2.158.705)	(4.969.964)
Proceeds from redemption and sale of investment securities	6.932.826	7.404.328	2.525.496	2.595.832
Net cash used in investing activities	782.175	(2.825.802)	304.818	(2.425.614)

Cash flows from financing activities

Proceeds from debt securities in issue and other borrowed funds	844.502	1.318.398	—	816.300
Repayments of debt securities in issue, other borrowed funds and preferred securities	(954.446)	(636.356)	(36)	(4.888)
Acquisition of additional shareholding in subsidiaries	(43.598)	—	(43.267)	—
Disposal of subsidiary shareholding without loss of control	—	980	—	—
Proceeds from disposal of treasury shares	92.710	106.028	—	—
Repurchase of treasury shares	(98.017)	(104.252)	—	—
Dividends on preference shares	(10.555)	(42.679)	(10.555)	(42.679)
Dividends on preferred securities	(8.076)	(11.192)	—	—
Net cash from financing activities	(177.480)	630.927	(53.858)	768.733
Effect of foreign exchange rate changes on cash and cash equivalents	(103.409)	48.477	(7.344)	74.849
Net increase in cash and cash equivalents	2.458.097	3.060.838	2.315.662	3.166.021
Cash and cash equivalents at beginning of period	6.315.444	2.919.176	8.749.334	4.061.537

Cash and cash equivalents at end of period	8.773.541	5.980.014	11.064.996	7.227.558

The notes on pages 21 to 37 form an integral part of these financial statements

Notes to the Financial Statements

Group and Bank

NOTE 1:                            General information

National Bank of Greece S.A. (hereinafter “NBG” or the “Bank”) was founded in 1841 and its shares have been listed on the Athens Exchange since 1880 and on the New York Stock Exchange (since 1999) in the form of ADRs. The Bank’s headquarters are located at 86 Eolou Street, Athens, Greece, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000, www.nbg.gr. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 171 years of operation the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate at a global level. The Group operates in Greece, Turkey, UK, South East Europe (“SEE”), Cyprus, Malta, Egypt and South Africa.

The Board of Directors consists of the following members:

The Non-Executive Chairman of the Board of Directors
Vassilios T. Rapanos

Executive Members
The Chief Executive Officer
Apostolos S. Tamvakakis

The Deputy Chief Executive Officers
Anthimos C. Thomopoulos
Alexandros G. Tourkolias
Leonidas T. Theoklitos

Non-Executive Members
Ioannis C. Giannidis	Professor, University of Athens Law School and Legal Counsellor
Avraam J. Triantafyllidis	Employees’ representative
Ioannis P. Panagopoulos	Employees’ representative, Chairman of the Greek General Confederation of Labour

Independent Non-Executive Members
H.E. the Metropolitan of Ioannina Theoklitos	Bishop of the Greek Orthodox Church, Ioannina prefecture
Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for Reconstruction & Development (EBRD)
Georgios P. Zanias	Economist, Chairman of the Council of Economic Advisors
Alexandra T. Papalexopoulou - Benopoulou	Member of the Board of Directors, TITAN Cement S.A.
Petros K. Sabatacakis	Economist
Maria A. Frangista	Chief Executive Officer, Franco Compania Naviera S.A.
Spiridon J. Theodoropoulos	Chief Executive Officer, Chipita S.A.

Greek State representative
Alexandros N. Makridis	Chairman of the Board of Directors & Managing Director of Chryssafidis S.A.

Directors are elected by the shareholders at their general meeting for a term of three years and may be re-elected. The term of the above members expires in 2013 following their election by the shareholders’ extraordinary general meeting on 14 January 2010.

Following the decision of the Bank to participate in the Hellenic Republic’s Bank Support Plan, the Greek State appointed Mr Alexandros Makridis as its representative on the Bank’s Board of Directors.

These financial statements have been approved for issue by the Bank’s Board of Directors on 30 August 2011.

Notes to the Financial Statements

Group and Bank

NOTE 2:                            Summary of significant accounting policies

2.1                     Basis of preparation

The Condensed Consolidated and Bank Interim Financial Statements as at and for the six month period ended 30 June 2011 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. These interim financial statements include selected explanatory notes and do not include all the information required for full annual financial statements. Therefore, the interim financial statements should be read in conjunction with the annual Consolidated and Bank financial statements as at and for the year ended 31 December 2010, which have been prepared in accordance with IFRS.

When necessary, comparative figures have been adjusted to conform to changes in presentation in the current period.

The amounts are stated in Euro, rounded to the nearest thousand (unless otherwise stated).

The financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, which have been measured at fair value.

2.2                     Adoption of International Financial Reporting Standards (IFRS)

The accounting policies applied for the preparation of these interim financial statements are consistent with those of the annual financial statements for the year ended 31 December 2010, as described in those annual financial statements.

New standards, amendments and interpretations to existing standards applied from 1 January 2011

• IFRIC 14 “IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.” (Amendment “Prepayments of a Minimum Funding Requirement” November 2009) (effective for annual periods beginning on or after 1 January 2011). The amendment removes a consequence of the interpretation related to voluntary prepayments when there is a minimum funding requirement in regard to the entity’s defined benefit scheme. It permits entities to recognise an asset for a prepayment of contributions made to cover minimum funding requirements. The Group has applied this amendment, but there was no significant impact on the Consolidated and Bank financial statements.

• IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments” (effective for annual periods beginning on or after 1 July 2010). The interpretation clarifies that the profit or loss on extinguishing liabilities by issuing equity instruments should be measured by reference to fair value, preferably of the equity instruments. The Group has applied this Interpretation, but there was no significant impact on the Consolidated and Bank financial statements.

• IAS 32 “Financial Instruments: Presentation” (Amendment) (effective for annual periods beginning on or after 1 February 2010). The amendment addresses the accounting for rights issues (rights, options or warrants) that are denominated in a currency other than the functional currency of the issuer. Previously such rights issues were accounted for as derivative liabilities. However, the amendment requires that, provided certain conditions are met, such rights issues are classified as equity regardless of the currency in which the exercise price is denominated. The Group has applied this amendment, but there was no significant impact on the Consolidated and Bank financial statements.

• IAS 24 “Related parties” (Revised) (effective from 1 January 2011). The revised standard provides a partial exemption for government-related entities and a revised definition of a related party. The Group has applied this amendment, but there was no significant impact on the Consolidated and Bank financial statements.

• Improvements to IFRSs, May 2010 (effective for the Group’s annual period beginning on 1 January 2011). The Group has applied these amendments but there was no significant impact on the Consolidated and Bank financial statements.

2.3                     Critical judgments and estimates

In preparing these interim financial statements, the significant estimates, judgments and assumptions made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual Consolidated and Bank financial statements as at and for the year ended 31 December 2010, except for the impairment assessment for Greek Government Bonds as discussed in Note 4.

Notes to the Financial Statements

Group and Bank

NOTE 3:                            Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individual customers, professionals, small-medium and small sized companies (companies with annual turnover of up to €2,5 million). The Bank, through its extended network of branches, offers to its retail customers various types of loan, deposit and investment products, as well as a wide range of other traditional services and products.

Corporate & investment banking

Corporate & investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Global markets and asset management

Global markets and asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company S.A. (“EH”) and other subsidiaries in SEE and Turkey.

International

The Group’s international banking activities, other than its Turkish operations, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish operations

The Group’s banking activities in Turkey through Finansbank and its subsidiaries, include a wide range of traditional commercial banking services, such of commercial and retail credit, trade financing, foreign exchange and taking of deposits.

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinated debt, loans to personnel etc.) and intersegment eliminations.

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

6 month period ended 30 June 2011	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	617.750	351.991	216.599	31.218	201.339	466.863	66.266	1.952.026
Net fee and commission income	54.009	40.411	(40.681)	2.116	47.420	144.473	(1.242)	246.506
Other	(14.885)	(30.442)	(139.888)	86.912	5.611	66.297	(22.888)	(49.283)
Total operating income	656.874	361.960	36.030	120.246	254.370	677.633	42.136	2.149.249
Direct costs	(329.974)	(26.198)	(32.918)	(67.292)	(146.647)	(329.682)	(51.247)	(983.958)
Allocated costs and provisions	(676.228)	(182.553)	(47.183)	(26.745)	(94.478)	(52.379)	(28.654)	(1.108.220)
Share of profit of associates	—	—	(1.388)	410	481	410	1.179	1.092
Profit / (loss) before tax and impairment of Greek Government Bonds	(349.328)	153.209	(45.459)	26.619	13.726	295.982	(36.586)	58.163
Tax expense before impairment of Greek Government Bonds								(9.203)
Profit / (loss) after tax and before impairment of Greek Government Bonds								48.960
Impairment of Greek Government Bonds, net of tax								(1.338.995)
Profit / (loss) for the period								(1.290.035)
Non-controlling interests								(20.155)
Profit attributable to NBG shareholders								(1.310.190)

Segment assets as at 30 June 2011
Segment assets	27.748.111	18.432.577	31.739.955	2.507.419	10.328.396	20.600.550	7.008.201	118.365.209
Deferred tax assets and Current income tax advance								839.324
Total assets								119.204.533

Segment assets as at 31 December 2010
Segment assets	30.079.448	18.957.278	29.793.880	3.052.124	10.506.104	20.619.183	7.129.220	120.137.237
Deferred tax assets and Current income tax advance								607.368
Total assets								120.744.605

Breakdown by business segment

6 month period ended 30 June 2010	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	743.071	290.576	245.700	29.785	243.937	533.975	3.278	2.090.322
Net fee and commission income	68.204	36.823	48.022	2.921	49.869	117.204	(6.245)	316.798
Other	(8.302)	(32.300)	(209.737)	46.290	14.275	28.034	(30.801)	(192.541)
Total operating income	802.973	295.099	83.985	78.996	308.081	679.213	(33.768)	2.214.579
Direct costs	(343.376)	(26.399)	(40.488)	(88.162)	(150.124)	(292.588)	(72.161)	(1.013.298)
Allocated costs and provisions	(550.843)	(106.745)	(16.217)	(6.721)	(100.419)	(81.058)	(28.431)	(890.434)
Share of profit of associates	—	—	1.327	523	554	58	(44)	2.418
Profit / (loss) before tax	(91.246)	161.955	28.607	(15.364)	58.092	305.625	(134.404)	313.265
Tax expense								(148.555)
Profit for the period								164.710
Non-controlling interests								(19.132)
Profit attributable to NBG shareholders								145.578

Notes to the Financial Statements

Group and Bank

NOTE 4:                            Credit provisions and other impairment charges

	Group		Bank
	30.06.2011	30.06.2010	30.06.2011	30.06.2010
a. Impairment charge for credit losses
Due from banks	101	18	—	—
Loans and advances to customers	822.395	648.766	679.192	458.646
	822.496	648.784	679.192	458.646
b. Impairment charge for securities
Equity securities	36.355	12.955	9.395	6.111
	36.355	12.955	9.395	6.111

c. Other provisions and impairment charges
Impairment of investment property, property and equipment and software & other intangible assets	2.859	19	—	—
Legal and other provisions	39.836	—	39.836	—
	42.695	19	39.836	—
Total	901.546	661.758	728.423	464.757

	Group		Bank
	30.06.2011	30.06.2010	30.06.2011	30.06.2010
Impairment of Greek Government Bonds

Eligible GGBs classified as loans and advances to customers	98.720	—	98.720	—
AFS, held to maturity and loans and receivables debt securities	1.546.511	—	1.328.394	—
Impairment of Greek Government Bonds, before tax	1.645.231		1.427.114
Tax expense	(306.236)	—	(285.423)	—
Impairment of Greek Government Bonds, net of tax	1.338.995	—	1.141.691	—

On 21 July 2011 the Institute of International Finance (the “IIF”) announced the Financing Offer for Greece (the “IIF Offer”), related to Greek Government Bonds (“GGBs”) maturing up to July 2020 (with limited exceptions) (the “eligible GGBs”).

On 25 August 2011, the Hellenic Republic Ministry of Finance (the “MiFin”) sent a Letter of Inquiry Regarding Holdings of Greek Government Bonds (the “Inquiry”) to all regulated holders of GGBs. The purpose of the Inquiry is for MiFin to obtain an indication of the participation of institutional holders of GGBs regarding their eventual participation in a voluntary liability management transaction (the “Transaction”).

The Group intends to tender its eligible GGBs under the terms of the Inquiry and expects that the Transaction will be successfully completed.

Based on the terms and the conditions in the Inquiry, the new GGBs will only be given to holders of existing GGBs. Therefore, the roll-over constitutes prima facie evidence of the continuation of the existing relationship between the holders and the Hellenic Republic and does not essentially change the exposure of the holders. Due to financial difficulties of the issuer the new bonds will be based on renegotiated and modified terms that grant a concession to the Hellenic Republic that the holders would not otherwise consider. Therefore, as at 30 June 2011 there was objective evidence of impairment in relation to the eligible GGBs.

The Inquiry sent by the MiFin is considered an adjusting event after the reporting period in relation to the interim financial statements for the six month period ended 30 June 2011, because it provides evidence of conditions that existed at the end of the reporting period, and therefore, the Group recognised an impairment loss in the interim financial statements for the six month period ended 30 June 2011.

The total impairment charge in the income statement for eligible GGBs was €1.645.231 and €1.427.114 before tax for the Group and the Bank, respectively.

In particular, the Bank and the Group recognized an impairment charge equal to €98.720 before tax in relation to eligible GGBs that have replaced loans and are presented within loans and advances to customers.

Furthermore, for eligible GGBs held in available-for-sale, held-to-maturity and loans-and-receivables investment securities the impairment charge before tax amounted to €1.546.511 and €1.328.394 for the Group and the Bank, respectively, which include (a) losses recycled in the income statement, previously recognized in OCI of €938.746 and €828.140 before tax for the Group and the Bank, respectively; and (b) impairment charge equal to €607.765 and €500.254 before tax for the Group and the Bank, respectively, for held-to-maturity and loans-and-receivables eligible GGBs, equal to the difference between the carrying amount and the present value of estimated future cash flows discounted at the original effective interest rate. Future cash flows were estimated by taking into consideration the modified terms of the eligible GGBs, based on the assumption that all cash flows under the modified terms will be received when contractually due.

With respect to GGBs that are not eligible the Group has concluded that there is no objective evidence of impairment, because there is no evidence at the date these interim financial statements were authorized that the future cash flows associated with these securities will not be recovered in accordance with the contractual terms. To arrive at this conclusion the Group has considered that the successful implementation of the Transaction and the new support program for Greece agreed by the eurozone members will improve Greece’s debt sustainability.

The amount of impairment losses recognized for the eligible GGBs was estimated based on the terms in the Inquiry and on tentative selection of option by the Group for each position held. The estimated impairment losses may be revised as a result of a change in estimates or judgment applied in case the final terms of the Transaction differ from those in the Inquiry and based on market conditions at the time the transaction for each eligible GGB is finalized. For example, changes in the coupon rates, maturity, repayment schedule, principal guarantee terms, or market prices may change the estimated impairment losses recognized.

Furthermore, a change in the final selection between the available options for any position held may also change the estimated impairment losses recognized.

Finally, in the event the Transaction is not successfully completed (for example due to insufficient participation of GGBs in Hellenic Republic’s eventual invitation to tender, in accordance with its terms), both eligible and non-eligible GGBs will have to be re-assessed for impairment by taking into consideration the conditions that will exist at that time.

Notes to the Financial Statements

Group and Bank

NOTE 5:                            Tax expense

	Group		Bank
	6 month period ended		6 month period ended
	30.6.2011	30.6.2010	30.6.2011	30.6.2010

Non off-settable taxes in accordance with Law 3842/2010	—	52.975	—	52.975
Social responsibility tax in accordance with Law 3845/2010	—	39.585	—	34.956
Social responsibility tax and non off-settable taxes	—	92.560	—	87.931

Current tax	91.577	81.242	12.739	1.378
Deferred tax	(388.610)	(25.247)	(365.154)	(37.780)
Tax expense / (income)	(297.033)	55.995	(352.415)	(36.402)
Tax on the impairment of Greek Government Bonds (Note 4)	306.236	—	285.423	—
Total	9.203	148.555	(66.992)	51.529

The nominal corporation tax rate for the Bank for 2010 was 24%.

The new tax law 3943/2011 which was enacted in March 2011 provides that for the periods commencing from 1 January 2011 thereon, the nominal corporation tax rate is reduced to 20%.

Furthermore, upon profit distribution a 25% withholding tax is imposed on distributed profits.

Based on the new tax rate, the Group adjusted the deferred tax asset and liability amounts accordingly.

In accordance with para 3, article 10 of Law 3842/2010 regarding tax issues, the receivable amount of withholding taxes which was reflected in the Bank’s corporate income tax return for the year 2009 was not refunded provided that it related to taxes withheld on bond interest income.

In accordance with Law 3845/2010 “Measures for the implementation of the support mechanism of the Greek economy through the Eurozone Member-States and the International Monetary Fund”, a non-recurring tax was imposed on legal entities for social responsibility purposes and was calculated on the total net income for the year 2009, provided that it exceeded €100.

Notes to the Financial Statements

Group and Bank

NOTE 6:                            Earnings / (losses) per share

	Group		Bank
	6 month period ended		6 month period ended
	30.6.2011	30.6.2010	30.6.2011	30.6.2010

Profit/(loss) for the period attributable to NBG equity shareholders	(1.310.190)	145.578	(1.345.831)	(307.453)
Less: dividends on preference shares and preferred securities	(17.526)	(91.871)	(700)	(70.858)
Add: gain on redemption of preferred securities, net of tax	4.867	19.511	—	—
Profit/(loss) for the period attributable to NBG ordinary shareholders	(1.322.849)	73.218	(1.346.531)	(378.311)

Weighted average number of ordinary shares outstanding for basic and diluted EPS as reported	954.947.194	606.773.224	956.090.482	607.041.577
Adjustment for the effect of bonus element of the share capital increase	—	107.338.183	—	107.385.655
Weighted average number of ordinary shares outstanding for basic and diluted EPS as adjusted	954.947.194	714.111.407	956.090.482	714.427.232

Earnings / (losses) per share - Basic and diluted	€(1,39)	€0,10	€(1,41)	€(0,53)

The “adjustment for the effect of the bonus element of the share capital increase” represents the difference between the discounted issue price per share and its market price following the share capital increase in September 2010. This adjustment, which corresponds to a factor of 1,1769, is applied retrospectively to all periods presented, in accordance with the IFRS.

As at 30 June 2011, all the share option programs had lapsed, therefore no dilutive potential ordinary shares exist, whereas for the 6 month period ended 30 June 2010, the number of potential dilutive ordinary shares was nil due to the fact that for the said period, the exercise price of the share options outstanding was higher than the average market price of the Bank’s shares.

NOTE 7:                            Loans and advances to customers

	Group		Bank
	30.6.2011	31.12.2010	30.6.2011	31.12.2010
Mortgages	24.939.788	25.565.711	20.414.052	20.796.403
Consumer loans	7.957.166	7.948.451	5.247.236	5.296.057
Credit cards	5.421.337	5.394.477	1.622.792	1.808.126
Small business lending	6.241.727	6.420.508	3.974.366	4.122.619
Retail lending	44.560.018	45.329.147	31.258.446	32.023.205
Corporate and public sector lending	35.011.894	35.494.342	28.175.834	28.471.165
Total before allowance for impairment on loans and advances to customers	79.571.912	80.823.489	59.434.280	60.494.370
Less: Allowance for impairment on loans and advances to customers	(4.254.662)	(3.561.619)	(2.931.652)	(2.251.379)
Total	75.317.250	77.261.870	56.502.628	58.242.991

Included in the Group’s loans and advances to customers, as at 30 June 2011, are mortgage loans and corporate loans designated as at fair value through profit or loss amounting to €364.988 (31 December 2010: €562.083). The Bank has no loans and advances to customers designated as at fair value through profit or loss.

As at 30 June 2011, Corporate and Public sector lending for the Bank and the Group includes a loan to Greek state of €5.547 million (31 December 2010: €5.719 million). The whole agreement with the Greek state relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a separate derivative.

Securitization of loans

On 28 February 2011, Revolver 2008-1 Plc proceeded with the cancelation of class A notes of €500 million and changed the interest rates on the class A notes to 2,6% per annum fixed and the class B notes to 2,9% per annum fixed. The class A notes are currently rated BBB- by Fitch and BB+ by Standard & Poors.

Covered bonds

On 6 May 2011, the Bank issued the 5th series of covered bonds of €500 million, under its €15 billion covered bonds programme and due in September 2013 (with an additional ten-year extension option), bearing interest at the ECB’s refinancing rate plus a margin of 230 bps paid on a quarterly basis.

On 6 May 2011, the Bank issued the 6th series of covered bonds of €1.3 billion, under its €15 billion covered bonds programme and due in September 2014 (with an additional ten-year extension option), bearing interest at the ECB’s refinancing rate plus a margin of 250 bps paid on a quarterly basis.

Furthermore, on the same day and under the first covered bond programme of €10 billion, the Bank proceeded with the cancellation of:

Notes to the Financial Statements

Group and Bank

•                      €650 million covered bonds, which was part of the 1st series of €1 billion, issued on 28 November 2008,

•                      €800 million covered bonds, which was part of the 2nd series of €1 billion, issued on 28 November 2008, and

•                      €350 million covered bonds, which was part of the 5th series of €1 billion, issued on 11 May 2010.

On 2 June 2011, the Bank proceeded with the cancellation of €150 million covered bonds which was part of the 2nd series of €1 billion, issued on 28 November 2008 and was part of the first covered bond programme of €10 billion.

On 20 June 2011, the Bank issued a 2nd tranche of €1 billion for the 5th series of covered bonds, under its second covered bonds programme of €15 billion, due in September 2013 (with a ten-year extension option) and bearing interest at the ECB rate plus a margin of 230 basis points.

Furthermore, on the same day and under the first covered bond programme of €10 billion, the Bank proceeded with the cancellation of:

•                      €300 million covered bonds which was part of the 1st series of € 1 billion, issued on 28 November 2008,

•                      €650 million covered bonds which was the remaining part of the 5th series of €1 billion issued on 11 May 2010.

All the above covered bonds series issued under the €15 billion covered bonds programme are secured by residential mortgage loans and currently rated Ba3 by Moody’s and BBB- by Fitch.

Additionally, the above issues are not sold to investors and therefore are not presented within “Debt securities in issue”, since these securities are held by the Bank.

Information regarding covered bonds and securitizations can be found at the Bank’s site (www.nbg.gr) under “Investor Relations\Debt Investors”.

NOTE 8:                            Greek government bonds

The following table presents the GGBs (excluding treasury bills) held by the Group and the Bank, respectively, by category, separately for eligible and non-eligible GGBs.

Greek government bonds 30 June 2011

	Group		Bank
	Nominal amount	Carrying amount	Nominal amount	Carrying amount

Eligible GGBs
Trading securities	3.296	2.441	2.544	2.022
Available-for-sale investment securities	1.165.671	718.827	1.165.671	718.827
Held-to-maturity and loans-and-receivables investment securities	7.931.653	6.865.864	5.544.653	4.689.871
Securities included in loans and advances to customers	820.400	742.620	820.400	742.620
Total eligible GGBs	9.921.020	8.329.752	7.533.268	6.153.340

Non-eligible GGBs
Trading securities	7.970	2.807	7.970	2.807
Available-for-sale investment securities	252.530	120.307	252.530	120.307
Held-to-maturity and loans-and-receivables investment securities	4.521.994	3.790.182	2.594.712	2.088.804
Total non-eligible GGBs	4.782.494	3.913.296	2.855.212	2.211.918

Total GGBs	14.703.514	12.243.048	10.388.480	8.365.258

The following table presents the impairment losses before tax recognized in the income statement for eligible GGBs (see Note 4).

Notes to the Financial Statements

Group and Bank

Impairment losses on eligible Greek government bonds 30 June 2011

	Group				Bank
	Carrying amount before impairment	Impairment losses (before tax)	Of which amounts recycled from OCI	% impairment losses	Carrying amount before impairment	Impairment losses (before tax)	Of which amounts recycled from OCI	% impairment losses

Eligible GGBs
Trading securities	2.441	—	—	0,0%	2.022	—	—	0,0%
Available-for-sale investment securities	718.827	(342.558)	(342.558)	-47,7%	718.827	(342.558)	(342.558)	-47,7%
Held-to-maturity and loans-and-receivables investment securities	7.473.630	(1.203.953)	(596.188)	-16,1%	5.190.125	(985.836)	(485.582)	-19,0%
Securities included in loans and advances to customers	841.340	(98.720)	—	-11,7%	841.340	(98.720)	—	-11,7%
Total eligible GGBs	9.036.238	(1.645.231)	(938.746)	-18,2%	6.752.314	(1.427.114)	(828.140)	-21,1%

The following tables present the carrying amount by maturity of the GGBs (excluding treasury bills) held by the Group and the Bank, respectively, by category, separately for eligible and non-eligible GGBs.

Greek government bonds carrying amount by maturity

	Group			Bank
As at 30 June 2011	Maturing before July 2020	Maturing after July 2020	Total	Maturing before July 2020	Maturing after July 2020	Total

Eligible GGBs
Trading securities	2.441	—	2.441	2.022	—	2.022
Available-for-sale investment securities	718.827	—	718.827	718.827	—	718.827
Held-to-maturity and Loans-and-receivables investment securities	6.865.864	—	6.865.864	4.689.871	—	4.689.871
Securities included in Loans and advances to customers	742.620	—	742.620	742.620	—	742.620
Total eligible GGBs	8.329.752	—	8.329.752	6.153.340	—	6.153.340

Non-eligible GGBs
Trading securities	2.327	480	2.807	2.327	480	2.807
Available-for-sale investment securities	9.611	110.696	120.307	9.611	110.696	120.307
Held-to-maturity and Loans-and-receivables investment securities	804.004	2.986.178	3.790.182	86.357	2.002.447	2.088.804
Total non-eligible GGBs	815.942	3.097.354	3.913.296	98.295	2.113.623	2.211.918

Total GGBs	9.145.694	3.097.354	12.243.048	6.251.635	2.113.623	8.365.258

NOTE 9:                            Goodwill, software and other intangibles assets

The Group’s decrease in the net book value of goodwill, software and other intangible assets is mainly due to the foreign exchange differences arising from the translation of Finansbank and Vojvodjanska Bank goodwill which amounted to €(200.160).

The Group’s additions to goodwill, software and other intangible assets during the period ended 30 June 2011, amounted to €40.687, whereas the net disposals and write offs amounted to €(125).

The Bank’s additions to software and other intangible assets during the period ended 30 June 2011, amounted to €18.966, while disposals were nil.

NOTE 10:                     Investment property and property and equipment

The Group’s additions to property and equipment during the period ended 30 June 2011, amounted to €44.735, whereas net disposals and write offs amounted to €(4.064). The net additions to investment property during the period amounted to €8.060.

The Bank’s additions to property and equipment during the period ended 30 June 2011, amounted to €14.174, whereas net disposals were €(6).

Notes to the Financial Statements

Group and Bank

NOTE 11:                     Due to customers

	Group		Bank
	30.6.2011	31.12.2010	30.6.2011	31.12.2010
Deposits:
Individuals	49.806.077	52.765.286	38.690.581	42.429.036
Corporate	9.584.331	11.148.001	5.599.242	6.270.173
Government and agencies	2.188.651	3.531.904	1.999.881	3.345.233
Total deposits	61.579.059	67.445.191	46.289.704	52.044.442
Securities sold to customers under agreements to repurchase	43.871	28.663	34.941	51.887
Other	491.582	565.183	348.080	374.679
Total	62.114.512	68.039.037	46.672.725	52.471.008

	Group		Bank
	30.6.2011	31.12.2010	30.6.2011	31.12.2010
Deposits:
Savings accounts	21.311.957	23.294.050	20.309.483	22.302.371
Time deposits	33.999.610	37.844.827	21.286.579	24.972.103
Current accounts	2.337.951	2.463.463	1.339.397	1.453.619
Sight deposits	3.501.948	3.449.706	2.947.420	2.928.667
Other deposits	427.593	393.145	406.825	387.682
	61.579.059	67.445.191	46.289.704	52.044.442
Securities sold to customers under agreements to repurchase	43.871	28.663	34.941	51.887
Other	491.582	565.183	348.080	374.679
	535.453	593.846	383.021	426.566
Total	62.114.512	68.039.037	46.672.725	52.471.008

Included in due to customers are deposits, which contain one or more embedded derivatives. The Bank has designated these deposits as financial liabilities at fair value through profit or loss. As at 30 June 2011, these deposits amount to €998.635 (31 December 2010: €1.240.756) for both the Group and the Bank.

NOTE 12:                     Debt securities in issue and other borrowed funds

On 24 March 2011, Finansbank redeemed the bonds of USD 110 million, obtained via a special purpose entity and issued in March 2006. As at 31 December 2010, part of this issue of USD 50,0 million was held by the Group.

On 11 May 2011, Finansbank issued Senior Unsecured Notes of USD 500 million, with a five year maturity and interest at 5.5%, paid semi-annually.

On 13 April 2011, Finansbank redeemed the credit card secured loan of TL 300 million, issued in March 2006.

On 20 June 2011, the Bank proceeded in the entire repurchase of the JPY 30 billion Subordinated Callable Fixed Rate Notes issued by the NBG Finance plc in June 2005 and guaranteed on a subordinated basis by the Bank. The Notes mature in June 2035, however they could be redeemed at the option of the Bank in or after June 2015.

Financings under the Hellenic Republic bank support plan

On 7 June 2011, under the government guaranteed borrowings facility provided by Law 3723/2008 (pillar II), the Bank issued Floating Rate Notes of €1.925 million due in June 2014, bearing interest at a rate of 3-month Euribor plus 1,200 bps and payable on an annual basis. The bonds are held by the Bank and are currently rated B3 by Moody’s.

Notes to the Financial Statements

Group and Bank

NOTE 13:                     Contingent liabilities and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Group. However, at 30 June 2011 the Group and the Bank have provided for cases under litigation the amounts of €54,9 million and €46,2 million respectively (31 December 2010: €43,6 million and €32,7 million respectively).

b. Pending tax audits

The tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount which cannot be determined at present, it is not expected to have a material effect on the Group’s net assets. The Bank has been audited by the tax authorities up to and including the year 2008. For the subsidiaries and associates regarding unaudited tax years refer to Note 20.

c. Credit commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by a bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	Group		Bank
	30.6.2011	31.12.2010	30.6.2011	31.12.2010
Commitments to extend credit*	17.315.326	18.208.882	8.756.157	10.757.701
Standby letters of credit and financial guarantees written	6.421.027	6.684.876	4.175.362	4.528.057
Commercial letters of credit	544.655	539.790	122.839	136.969
Total	24.281.008	25.433.548	13.054.358	15.422.727

* Commitments to extend credit at 30 June 2011 include amounts of €1.918 million for the Group (31 December 2010: €901 million) and €130 million for the Bank (31 December 2010: €238 million), which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are included in the Risk Weighted Assets calculation under regulatory rules currently in force.

d. Assets pledged

	Group		Bank
	30.6.2011	31.12.2010	30.6.2011	31.12.2010
Assets pledged as collateral	22.158.298	26.825.899	19.383.470	23.757.003

As at 30 June 2011, the pledged amounts relate to:

•                  trading and investment debt securities of €10.907 million pledged mainly for funding purposes with the ECB, the EIB and other central banks, as well as, for the purposes of transactions through TARGET with the Bank of Greece and with the derivatives clearing house (ETESEP),

•                  bonds covered with mortgage loans amounting to €7.233 million,

•                  special Greek government bonds of €787 million obtained from Public Debt Management Agency under the provisions of Law 3723/2008 (pillar III), collateralized with shipping and mortgage loans and loans to small businesses, and

•                  loans and advances to customers amounting to €3.231 million pledged mainly with Bank of Greece for funding purposes.

Additionally, the Bank has pledged with the ECB for funding purposes Floating Rate notes of €13.891 million, issued under the government-guaranteed borrowing facility provided by Law 3723/2008 (pillar II) and held by the Bank.

e. Operating lease commitments

	Group		Bank
	30.6.2011	31.12.2010	30.6.2011	31.12.2010
No later than 1 year	81.497	81.145	91.392	89.482
Later than 1 year and no later than 5 years	255.842	253.369	354.773	343.778
Later than 5 years	145.462	144.125	1.086.769	1.061.220
Total	482.801	478.639	1.532.934	1.494.480

The major part of operating lease commitments of the Bank relates to the operating lease rentals to NBG Pangea Reic, a real estate investment company of the Group.

Notes to the Financial Statements

Group and Bank

NOTE 14:                     Share capital, share premium and treasury shares

Share Capital and share premium

The total paid-up share capital of the Bank amounts to €5.137.952 divided into a) 956.090.482 ordinary shares of a nominal value of €5,0 each, b) 25.000.000 non-cumulative, non-voting, redeemable preference shares, of a nominal value of €0,3 each, and c) 70.000.000 redeemable preference shares of the Greek State of a nominal value of €5,0 each, in accordance with the Law 3723/2008.

There were no movements in the Bank’s share capital and the Bank’s and the Group’s share premium in the 6-month period ended 30 June 2011, other than those in deferred taxes due to change in tax rates .

Treasury shares

Following the restrictions of Law 3723/2008 regarding the Hellenic Republic’s Bank Support Plan, the Bank possesses no treasury shares. At a Group level, the treasury shares transactions are conducted by National Securities S.A. At 30 June 2011, the treasury shares transactions are summarized as follows:

	Group		Bank
	No of shares	€’000s	No of shares	€’000s
At 1 January 2010	337.350	10.626	—	—
Purchases	15.620.293	157.376	—	—
Sales	(15.213.954)	(163.101)	—	—
At 31 December 2010	743.689	4.901	—	—

Purchases	16.642.500	98.017	—	—
Sales	(15.812.328)	(95.305)	—	—
At 30 June 2011	1.573.861	7.613	—	—

NOTE 15:                     Tax effects relating to other comprehensive income / (expense) for the period

Group

	6 month period ended			6 month period ended
	30.6.2011			30.6.2010
	Gross	Tax	Net	Gross	Tax	Net

Unrealised gains / (losses) for the period	(258.836)	13.671	(245.165)	(1.286.913)	275.332	(1.011.581)
Less: Reclassification adjustments included in the income statement	1.047.549	(188.812)	858.737	57.831	(15.847)	41.984
Available for sale securities	788.713	(175.141)	613.572	(1.229.082)	259.485	(969.597)
Currency translation differences	(594.909)	—	(594.909)	419.347	—	419.347
Net investment hedge	—	(9.400)	(9.400)	(184.222)	39.186	(145.036)
Cash flow hedge	7.823	(1.577)	6.246	—	—	—
Other comprehensive income / (expense) for the period	201.627	(186.118)	15.509	(993.957)	298.671	(695.286)

Bank

	6 month period ended			6 month period ended
	30.6.2011			30.6.2010
	Gross	Tax	Net	Gross	Tax	Net

Unrealised gains / (losses) for the period	(179.639)	(1.185)	(180.824)	(1.110.454)	266.637	(843.817)
Less: Reclassification adjustments included in the income statement	933.035	(186.607)	746.428	101.825	(24.438)	77.387
Available for sale securities	753.396	(187.792)	565.604	(1.008.629)	242.199	(766.430)
Currency translation differences	894	—	894	346	—	346
Other comprehensive income / (expense) for the period	754.290	(187.792)	566.498	(1.008.283)	242.199	(766.084)

The tax on other comprehensive income has been effected by the change of the nominal tax rate to 20%, in accordance with Law 3943/2011, effective from 2011.

Notes to the Financial Statements

Group and Bank

NOTE 16:                     Dividends

In accordance with Law 3723/2008 regarding the Hellenic Republic’s Bank Support Plan, banks participating in the plan are allowed to distribute dividends of up to 35% of distributable profits, in accordance with article 3, par. 1 of Law 148/1967. The Greek State representative in the Board of Directors of the participating banks has a veto right in any decision that relates to dividend distribution.

In accordance with Law 3965/2011 (Government Gazette No 113-18/5/2011), for the year 2010, banks participating in the plan were allowed to distribute dividends only in the form of shares. However, these could not be treasury shares.

On 23 June 2011, the annual Ordinary General Meeting of the Bank’s shareholders approved the non-distribution of dividends to any class of shares, that is, to the redeemable preference shares held by the Greek State, the non-cumulative non-voting redeemable preference shares and the ordinary shares.

NOTE 17:                     Acquisitions, disposals and other capital transactions

On 29 June 2011, the Bank acquired 49,9% of CPT Investments Ltd from Credit Suisse AG. The total consideration amounted to €587,8 million of which amount of €42,9 million was paid in cash. The remaining amount of €544,9 million related to waive of debt from Credit Suisse A.G. After this acquisition the Bank holds the 100% of CPT Investments Ltd.

On 20 July 2011, the Board of Directors of Ethnodata S.A. and its wholly owned subsidiary Ethnoplan S.A., approved the merger of the two companies with the absorption of the second by Ethnodata S.A.  The merger balance sheet date was the 30 June 2011, therefore from 1 July 2011 onwards the activities of the pre-merged companies are carried out by Ethnodata S.A.

NOTE 18:                     Related party transactions

The nature of the significant transactions entered into by the Group with related parties during the 6 month period ended 30 June 2011 and 2010 and the significant balances outstanding at 30 June 2011 and 31 December 2010 are presented below.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into transactions with the members of the Board of Directors, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons. The list of the members of the Board of Directors of the Bank is presented under Note 1, “General Information”.

As at 30 June 2011, loans, deposits and letters of guarantee, at Group level, amounted to €35,3 million, €12,0 million and nil respectively (31 December 2010: €256,3 million, €22,2 million and €13,6 million respectively), whereas the corresponding figures at Bank level amounted to €33,7 million, €5,6 million and nil (31 December 2010: €254,7 million, €18,1 million and €13,6 million respectively).

Total compensation to related parties amounted to €9,5 million (30 June 2010: €8,7 million) for the Group and to €4,0 million (30 June 2010: €3,2 million) for the Bank, mainly relating to short-term benefits.

b. Transactions with subsidiaries, associates and joint ventures

Transactions and balances between the Bank, its subsidiaries, associates and joint ventures are set out in the table below. At a Group level, only transactions and balances with associates and joint ventures are included, as transactions and balances with subsidiaries are eliminated on consolidation.

	Group		Bank
	30.6.2011	31.12.2010	30.6.2011	31.12.2010

Assets	4.615	8.342	7.807.878	8.326.023
Liabilities	15.815	17.440	4.189.940	4.452.150
Letters of guarantee, contingent liabilities and other off balance sheet accounts	14.607	13.367	2.430.796	2.378.490

	6 month period ended		6 month period ended
	30.6.2011	30.6.2010	30.6.2011	30.6.2010

Interest, commission and other income	1.653	1.362	93.281	76.813
Interest, commission and other expense	4.893	4.251	133.942	100.823

Notes to the Financial Statements

Group and Bank

c. Transactions with other related parties

The total receivables of the Group and the Bank from the employee benefits related funds as at 30 June 2011, amounted to €352,1 million and €352,0 respectively (31 December 2010: €298,1 million for the Group and the Bank).

The total payables of the Group and the Bank to the employee benefits related funds as at 30 June 2011, amounted to €100,7 million and €20,2 million respectively (31 December 2010: €87,6 million and €8,5 million respectively).

NOTE 19:                     Capital adequacy and credit ratings

The capital adequacy ratios are calculated in accordance with the Basel II provisions. The Group and the Bank ratios for capital adequacy purposes as at 30 June 2011, are well above the minimum required by the Bank of Greece as stipulated in the Governor’s Act.

In July 2011, the Bank participated successfully in the EU-wide stress testing exercise of European banks.

The adverse shock scenarios of the stress tests for loan book quality generated an estimate of €4,3 billion for Group provisions for the two years 2011-2012, with accumulated impairment losses for the Group at year-end 2012 being estimated at the high level of 10,5% of total loans.

According to the output of the stress test, and under the assumptions of the worst case scenario, the estimated Core Tier 1 CAD ratio under extreme conditions would be 7,7% in 2012 compared with 11,9% at the end of 2010. If the Hellenic Republic preference shares totalling €350 million are excluded from calculations, the ratio would stand at 7,2% at the end of 2012, a level that is still well above the 5% benchmark set by the European Banking Authority for the purposes of the exercise.

Capital adequacy (amounts in € million)

	Group		Bank
	30.6.2011	31.12.2010	30.6.2011	31.12.2010
Capital:
Upper Tier I capital	8.657	10.386	7.806	9.170
Lower Tier I capital	1.134	1.156	740	740
Deductions	(2.404)	(2.584)	(338)	(285)
Tier I capital	7.387	8.958	8.208	9.625
Upper Tier II capital	3	(11)	402	421
Lower Tier II capital	444	563	444	564
Deductions	(215)	(199)	(777)	(719)
Total capital	7.619	9.311	8.277	9.891
Total risk weighted assets	66.071	68.198	51.096	53.347
Ratios:
Tier I	11,2%	13,1%	16,1%	18,0%
Total	11,5%	13,7%	16,2%	18,5%

Credit ratings

The following table presents the current credit ratings that have been assigned to the Bank by Moody’s Investors Service Limited (referred to below as “Moody’s”), Standard and Poor’s Rating Services (referred to below as “Standard and Poor’s”), Fitch Ratings Ltd. (referred to below as “Fitch”). All credit ratings have been recently affirmed and/or updated.

Rating Agency	Long term	Short term	Financial strength/ individual	Outlook
Moody’s	B3	NP	E	Negative watch
Standard & Poor’s	CCC	C	-	Negative
Fitch	B-	B	F	Negative watch

Notes to the Financial Statements

Group and Bank

NOTE 20:                     Group companies

		Tax years	Group %		Bank %
Subsidiaries	Country	unaudited	30.6.2011	31.12.2010	30.6.2011	31.12.2010

National Securities S.A.	Greece	2009-2010	100,00%	100,00%	100,00%	100,00%
Ethniki Kefalaiou S.A.	Greece	2009-2010	100,00%	100,00%	100,00%	100,00%
NBG Asset Management Mutual Funds S.A.	Greece	2009-2010	100,00%	100,00%	81,00%	81,00%
Ethniki Leasing S.A.	Greece	2009-2010	100,00%	100,00%	93,33%	93,33%
NBG Property Services S.A.	Greece	2010	100,00%	100,00%	100,00%	100,00%
Pronomiouhos S.A. Genikon Apothikon Hellados	Greece	2009-2010	100,00%	100,00%	100,00%	100,00%
NBG Bancassurance S.A.	Greece	2010	100,00%	100,00%	99,70%	99,70%
Innovative Ventures S.A. (I-Ven) (3)	Greece	2005-2010	100,00%	100,00%	—	—
Ethniki Hellenic General Insurance S.A.	Greece	2010	100,00%	100,00%	100,00%	100,00%
Audatex Hellas S.A.	Greece	2010	70,00%	70,00%	—	—
National Insurance Brokers S.A.	Greece	2010	95,00%	95,00%	—	—
ASTIR Palace Vouliagmenis S.A.	Greece	2006-2010	85,35%	85,35%	85,35%	85,35%
Grand Hotel Summer Palace S.A.	Greece	2007-2010	100,00%	100,00%	100,00%	100,00%
NBG Training Center S.A.	Greece	2010	100,00%	100,00%	100,00%	100,00%
Ethnodata S.A.	Greece	2010	100,00%	100,00%	100,00%	100,00%
KADMOS S.A.	Greece	2010	100,00%	100,00%	100,00%	100,00%
DIONYSOS S.A.	Greece	2010	99,91%	99,91%	99,91%	99,91%
EKTENEPOL Construction Company S.A.	Greece	2010	100,00%	100,00%	100,00%	100,00%
Mortgage, Touristic PROTYPOS S.A.	Greece	2010	100,00%	100,00%	100,00%	100,00%
Hellenic Touristic Constructions S.A.	Greece	2010	77,76%	77,76%	77,76%	77,76%
Ethnoplan S.A.	Greece	2010	100,00%	100,00%	—	—
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	2010	100,00%	100,00%	100,00%	100,00%
Ethniki Factors S.A.	Greece	2010	100,00%	100,00%	100,00%	100,00%
NBG Pangaea Reic	Greece	—	100,00%	100,00%	100,00%	100,00%
Finansbank A.S.(*)	Turkey	2006-2008 & 2010	99,81%	99,80%	82,23%	82,22%
Finans Finansal Kiralama A.S. (Finans Leasing) (*)	Turkey	2006-2010	94,11%	94,11%	29,87%	29,87%
Finans Yatirim Menkul Degerler A.S. (Finans Invest) (*)	Turkey	2006-2010	99,77%	99,76%	0,20%	0,20%
Finans Portfoy Yonetimi A.S. (Finans Portfolio Management) (*)	Turkey	2006-2010	99,77%	99,76%	0,01%	0,01%
Finans Yatirim Ortakligi A.S. (Finans Investment Trust) (*)	Turkey	2006-2010	86,46%	75,44%	5,30%	5,30%
IBTech Uluslararasi Bilisim Ve Iletisim Teknolojileri A.S. (IB Tech) (*)	Turkey	2006-2010	99,71%	99,71%	—	—
Finans Emeklilik ve Hayat A.S. (Finans Pension) (*)	Turkey	2007-2010	99,81%	99,80%	—	—
Finans Tuketici Finansmani A.S.(Finans Consumer Finance) (*)	Turkey	2009-2010	99,81%	99,80%	—	—
Finans Faktoring Hizmetleri A.S. (Finans Factoring)(*)	Turkey	2009-2010	99,81%	99,80%	—	—
NBG Malta Holdings Ltd	Malta	2006-2010	100,00%	100,00%	—	—
NBG Bank Malta Ltd	Malta	2005-2010	100,00%	100,00%	—	—
United Bulgarian Bank A.D. - Sofia (UBB)	Bulgaria	2010	99,91%	99,91%	99,91%	99,91%
UBB Asset Management Inc.	Bulgaria	2004-2010	99,92%	99,92%	—	—
UBB Insurance Broker A.D.	Bulgaria	2007-2010	99,93%	99,93%	—	—
UBB Factoring E.O.O.D.	Bulgaria	2009-2010	99,91%	99,91%	—	—
Interlease E.A.D., Sofia	Bulgaria	2004-2010	100,00%	100,00%	100,00%	100,00%
Interlease Auto E.A.D.	Bulgaria	2008-2010	100,00%	100,00%	—	—
ETEBA Bulgaria A.D., Sofia (2)	Bulgaria	—	—	100,00%	—	92,00%
NBG Securities Romania S.A.	Romania	2006-2010	100,00%	100,00%	100,00%	100,00%
Banca Romaneasca S.A. (*)	Romania	2006-2010	99,28%	99,28%	99,28%	99,28%
NBG Factoring Romania IFN S.A.	Romania	2010	99,29%	99,29%	—	—
NBG Leasing IFN S.A.	Romania	2007-2010	100,00%	100,00%	100,00%	100,00%
S.C. Garanta Asigurari S.A.	Romania	2003-2010	94,96%	94,96%	—	—
Vojvodjanska Banka a.d. Novi Sad (1)	Serbia	2005-2010	100,00%	100,00%	100,00%	100,00%
NBG Leasing d.o.o. Belgrade	Serbia	2004-2010	100,00%	100,00%	100,00%	100,00%
NBG Services d.o.o. Belgrade	Serbia	2009-2010	100,00%	100,00%	—	—
Stopanska Banka A.D.-Skopje	F.Y.R.O.M.	2005-2010	94,64%	94,64%	94,64%	94,64%
NBG Greek Fund Ltd	Cyprus	2005-2010	100,00%	100,00%	100,00%	100,00%
National Bank of Greece (Cyprus) Ltd	Cyprus	2006-2010	100,00%	100,00%	100,00%	100,00%
National Securities Co (Cyprus) Ltd (3)	Cyprus	—	100,00%	100,00%	—	—
NBG Management Services Ltd	Cyprus	2010	100,00%	100,00%	100,00%	100,00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	2003-2010	100,00%	100,00%	—	—
Ethniki General Insurance (Cyprus) Ltd	Cyprus	2005-2010	100,00%	100,00%	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	S. Africa	2009-2010	99,71%	99,71%	94,36%	94,36%
NBG Asset Management Luxemburg S.A.	Luxembourg	—	100,00%	100,00%	94,67%	94,67%
NBG International Ltd	U.K.	2004-2010	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Ltd	U.K.	2004-2010	100,00%	100,00%	—	—
NBG Finance Plc	U.K.	2004-2010	100,00%	100,00%	100,00%	100,00%
NBG Finance (Dollar) Plc	U.K.	2008-2010	100,00%	100,00%	100,00%	100,00%
NBG Finance (Sterling) Plc	U.K.	2008-2010	100,00%	100,00%	100,00%	100,00%
NBG Funding Ltd	U.K.	—	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Funds	U.K.	2004-2010	100,00%	100,00%	—	—
Revolver APC Limited (Special Purpose Entity)	U.K.	2010	—	—	—	—
Revolver 2008-1 Plc (Special Purpose Entity)	U.K.	2010	—	—	—	—
Titlos Plc (Special Purpose Entity)	U.K.	2010	—	—	—	—
NBGI Private Equity S.A.S.	France	2008-2010	100,00%	100,00%	—	—
NBG International Holdings B.V.	The Netherlands	2009-2010	100,00%	100,00%	100,00%	100,00%
CPT Investments Ltd	Cayman Islands	—	100,00%	50,10%	100,00%	50,10%

(*)  % of participation includes the effect of put and call option agreements

(1) National Bank of Greece a.d. Beograd which was merged with Vojvodjanska Banka a.d. Novi Sad has been tax audited up to 2000.

(2) From 2nd quarter 2011 ETEBA Bulgaria A.D., Sofia is not included in NBG Group accounts

(3) Companies under liquidation

Notes to the Financial Statements

Group and Bank

		Tax years	Group		Bank
The Group’s and Bank’s associates are as follows:	Country	unaudited	30.6.2011	31.12.2010	30.6.2011	31.12.2010

Social Securities Funds Management S.A.	Greece	2010	20,00%	20,00%	20,00%	20,00%
Larco S.A. *	Greece	2009-2010	33,36%	33,36%	33,36%	33,36%
Eviop Tempo S.A.	Greece	2009-2010	21,21%	21,21%	21,21%	21,21%
Teiresias S.A.	Greece	2008-2010	39,34%	39,34%	39,34%	39,34%
Hellenic Spinning Mills of Pella S.A. (1)	Greece	—	20,89%	20,89%	20,89%	20,89%
Planet S.A.	Greece	1.1.2007-30.06.2010	33,30%	31,18%	33,30%	31,18%
Pyrrichos Real Estate S.A.	Greece	2010	21,83%	21,83%	21,83%	21,83%
Aktor Facility Management S.A.	Greece	2010	35,00%	35,00%	35,00%	35,00%
Europa Insurance Co. S.A. *	Greece	2010	20,00%	20,00%	—	—
Bantas A.S.(Cash transfers and Security Services)	Turkey	2009-2010	33,27%	33,26%	—	—
UBB Chartis Insurance Company A.D.	Bulgaria	2007-2010	59,97%	59,97%	—	—
UBB AIG Life Insurance Company	Bulgaria	2009-2010	59,97%	59,97%	—	—
Drujestvo za Kasova Deinost AD (Cash Service Company)	Bulgaria	2010	19,98%	19,98%	—	—

* Larco S.A. and Europa Insurance Co. S.A. have been classified as non-current assets held for sale.

(1) Under liquidation

NOTE 21:                     Events after the reporting period

On 3 August 2011, the Bank proceeded with the cancellation of:

•                  €50 million covered bonds which was the remaining part of the 1st series of €1 billion, issued on 28 November 2008 and were issued under the first covered bond program of €10 billion, and

•                  €50 million covered bonds which was the remaining part of the 2nd series of €1 billion, issued on 28 November 2008 and were issued under the first covered bond program of €10 billion.

On 25 August 2011, in the context of implementing the IIF Offer, the Greek Minister of Finance sent a Letter of Inquiry for the participation of the Private sector in the GGBs roll over.  The Group intends to participate in the IIF Offer, (see note 4 and 8).

NOTE 22:                     Foreign exchange rates

		Fixing	Average	Average
FROM	TO	30.6.2011	1.1 - 30.6.2011	1.1 - 30.6.2010
ALL	EUR	0,00707	0,00724	0,00738
BGN	EUR	0,51130	0,51130	0,51130
EGP	EUR	0,11493	0,12140	0,13725
GBP	EUR	1,10797	1,15291	1,14909
MKD	EUR	0,01623	0,01637	0,01638
RON	EUR	0,23565	0,23978	0,24183
TL	EUR	0,42553	0,45463	0,49484
USD	EUR	0,69190	0,71358	0,75404
RSD	EUR	0,00976	0,00987	0,01006
ZAR	EUR	0,10145	0,10368	0,10039

Notes to the Financial Statements

Group and Bank

NOTE 23:                     Reclassifications

Reclassifications of financial assets

Group

In 2010, the Group reclassified certain AFS and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 30 June 2011, the carrying amount of the securities reclassified in 2010 and have not matured, or been sold is €7.160,1 million. The value of these securities is €6.804,5 million, based on (a) the indicative valuation of 79% in the IIF Offer for held-to-maturity and loans-and-receivables GGBs and (b) market prices for all other securities. During the 6-month period ended 30 June 2011, €260,0 million interest income and €942,0 million impairment loss were recognised. Had these securities not been reclassified, net trading income for the 6-month period ended 30 June 2011 would have been lower by €66,6 million (€54,6 million net of tax), and the AFS securities reserve, net of tax, would have been higher by €391,3 million.

In 2008, the Group reclassified certain AFS and trading securities as loans and receivables, and certain trading securities to the available-for-sale and held to maturity categories. On 30 June 2011, the carrying amount of the securities reclassified in 2008 and have not matured, been sold or reclassified again subsequently is €572,8 million. The value of these securities is €486,2 million, based on (a) the indicative valuation of 79% in the IIF Offer for loans-and-receivables GGBs and (b) market prices for all other securities. During the 6-month period ended 30 June 2011, €5,7 million interest income, €0,2 million dividend income and €1,3 million impairment loss were recognised. Had these securities not been reclassified, net trading income for the 6-month period ended 30 June 2011 would have been lower by €25,4 million (€25,1 million net of tax), and the AFS securities reserve, net of tax, would have been higher by €6,2 million.

Bank

In 2010, the Bank reclassified certain AFS and trading securities as loans and receivables, and certain trading securities to the available-for-sale and held to maturity categories. On 30 June 2011, the carrying amount of the securities reclassified in 2010 and have not matured, or been sold is €5.549,0 million. The value of these securities is €5.369,7 million, based on (a) the indicative valuation of 79% in the IIF Offer for held-to-maturity and loans-and-receivables GGBs and (b) market prices for all other securities. During the 6-month period ended 30 June 2011, €213,0 million interest income and €890,5 million impairment loss were recognised. Had these securities not been reclassified, net trading income for the 6-month period ended 30 June 2011 would have been lower by €63,7 million (€50,9 million net of tax), and the AFS securities reserve, net of tax, would have been higher by €363,2 million.

In 2008, the Bank reclassified certain trading securities as loans and receivables or AFS. On 30 June 2011, the carrying amount of the securities reclassified in 2008 and have not matured, been sold or reclassified again subsequently is €105,8 million. The value of these securities is €94,1 million, based on (a) the indicative valuation of 79% in the IIF Offer for loans-and-receivables GGBs and (b) market prices for all other securities. During the 6-month period ended 30 June 2011, €1,3 million interest income and €0,1 million dividend income were recognised. Had these securities not been reclassified, net trading income for the 6-month period ended 30 June 2011 would have been lower by €3,2 million (€2,5 million net of tax), and the AFS securities reserve, net of tax, would have been higher by €0,5 million.

Other reclassifications

Certain amounts in prior periods have been reclassified to conform to the current presentation, as follows:

Income Statement

	Group			Bank
	6 month period ended 30.6.2010			6 month period ended 30.6.2010
	As restated	As previously reported	Reclassified	As restated	As previously reported	Reclassified
Interest and similar income	3.126.632	3.110.902	15.730	—	—	—
Fee and commission income	344.831	360.561	(15.730)	—	—	—
Net trading income / (loss) and results from investment securities	(185.480)	(198.435)	12.955	(375.877)	(381.988)	6.111
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets	(96.976)	(96.995)	19	—	—	—
Credit provisions and other impairment charges	(661.758)	(648.784)	(12.974)	(464.757)	(458.646)	(6.111)
Total	2.527.249	2.527.249	—	(840.634)	(840.634)	—

In cash flow statement, the amount of €980 presented under investing activities in June 2010, was reclassified under financing activities and relates to disposal of subsidiary shareholding without loss of control.

Summary financial data

Group and Bank

National Bank of Greece S.A.

FINANCIAL DATA AND INFORMATION FOR THE PERIOD FROM 1 JANUARY 2011 TO 30 JUNE 2011
(Published in accordance with rule 4/507/28.04.2009 of the Capital Market Commission)
(amounts in thousand EUR)

Company Information

Headquarters:	86, Eolou Str., 102 32 Athens
Register Numbers of S.A.:	6062/06/B/86/01
Supervising Prefecture:	Athens Prefecture
Date of approval of Financial Statements by BoD:	30 August 2011
Certified Public Accountant - Auditor:	Manos Pelidis (RN SOEL 12021)
Audit Firm:	Deloitte, Hadjipavlou Sofianos & Cambanis S.A.
Assurance & Advisory Services
Auditors’s review report:	Unqualified opinion
Issue date of Auditor’s review report:	30 August 2011
Website:	www.nbg.gr

The financial data and information listed below, derive from the financial statements and aim to a general information about the financial position and results of National Bank of Greece and NBG Group. We therefore recommend the reader, prior to making any investment decision or other transaction concerning the Bank, to visit the Bank’s web site (www.nbg.gr), where the set of financial statements is posted,  as well as the auditor’s review report when necessary.

The Board of Directors

Vassilios T. Rapanos	Non-Executive Member - Chairman of the BoD
Apostolos S. Tamvakakis	Executive Member - Chief Executive Officer
Anthimos C. Thomopoulos	Executive Member - Deputy Chief Executive Officer
Alexandros G. Tourkolias	Executive Member - Deputy Chief Executive Officer
Leonidas T. Theoklitos	Executive Member - Deputy Chief Executive Officer
Ioannis C. Giannidis	Non-Executive Member
Ioannis P. Panagopoulos	Non-Executive Member
Avraam J. Triantafillidis	Non-Executive Member
H.E. the Metropolitan of Ioannina Theoklitos	Independent Non-Executive Member
Stefanos C. Vavalidis	Independent Non-Executive Member
Georgios P. Zanias	Independent Non-Executive Member
Alexandra T. Papalexopoulou - Benopoulou	Independent Non-Executive Member
Petros K. Sabatacakis	Independent Non-Executive Member
Maria A. Fragista	Independent Non-Executive Member
Spiridon J. Theodoropoulos	Independent Non-Executive Member
Alexandros N. Makridis	Greek State representative

Statement of Financial Position

	Group		Bank
	30.6.2011	31.12.2010	30.6.2011	31.12.2010
ASSETS
Cash and balances with central banks	9,422,014	7,530,483	6,102,213	5,069,505
Due from banks (net)	3,507,237	3,321,454	7,229,110	7,091,089
Financial assets at fair value through profit or loss	1,220,772	1,723,112	591,397	1,082,292
Derivative financial instruments	1,917,192	1,731,192	1,615,386	1,542,961
Loans and advances to customers (net)	75,317,250	77,261,870	56,502,628	58,242,991
Available for sale investment securities	7,691,251	7,924,354	3,703,371	3,035,212
Held to maturity investment securities	3,390,081	3,626,284	1,750,372	1,974,534
Loans and receivables investment securities	8,070,365	8,816,749	6,401,457	7,034,903
Investment property	211,772	213,180	—	—
Investments in subsidiaries	—	—	9,032,681	8,415,877
Investments in associates	41,706	39,246	8,021	7,298
Goodwill, software & other intangible assets	2,327,136	2,560,197	144,381	140,807
Property & equipment	2,027,398	2,070,446	375,399	388,104
Deferred tax assets	656,649	470,701	541,218	366,168
Insurance related assets and receivables	784,185	822,066	—	—
Current income tax advance	182,675	136,667	182,675	136,667
Other assets	2,414,965	2,474,719	1,749,838	1,755,936
Non current assets held for sale	21,885	21,885	20,513	20,513
Total assets	119,204,533	120,744,605	95,950,660	96,304,857

LIABILITIES
Due to banks	34,380,096	29,898,696	33,350,913	28,869,460
Derivative financial instruments	1,494,043	1,790,556	1,180,138	1,404,051
Due to customers	62,114,512	68,039,037	46,672,725	52,471,008
Debt securities in issue	2,676,008	2,370,303	2,148,179	2,103,771
Other borrowed funds	1,763,271	2,061,773	981,574	1,078,098
Insurance related reserves and liabilities	2,817,684	2,834,752	—	—
Deferred tax liabilities	94,570	119,016	—	—
Retirement benefit obligations	129,864	152,012	63,081	79,887
Current income tax liabilities	45,116	76,091	—	21,925
Other liabilities	4,679,973	2,497,016	3,555,661	1,496,537
Total liabilities	110,195,137	109,839,252	87,952,271	87,524,737

SHAREHOLDERS’ EQUITY
Share capital	5,137,952	5,137,952	5,137,952	5,137,952
Share premium account	3,326,063	3,327,740	3,324,623	3,326,321
Less: treasury shares	(7,613)	(4,901)	—	—
Reserves and retained earnings	82,487	1,194,109	(464,186)	315,847
Equity attributable to NBG shareholders	8,538,889	9,654,900	7,998,389	8,780,120

Non-controlling interests	77,170	834,693	—	—
Preferred securities	393,337	415,760	—	—
Total equity	9,009,396	10,905,353	7,998,389	8,780,120

Total equity and liabilities	119,204,533	120,744,605	95,950,660	96,304,857

Statement of Comprehensive Income

	Group		Group		Bank		Bank
	From 1.1 to		From 1.4 to		From 1.1 to		From 1.4 to
	30.6.2011	30.6.2010	30.6.2011	30.6.2010	30.6.2011	30.6.2010	30.6.2011	30.6.2010

Interest and similar income	3,221,627	3,126,632	1,634,088	1,604,171	1,826,223	1,700,593	926,709	864,365
Interest expense and similar charges	(1,269,601)	(1,036,310)	(673,212)	(556,129)	(653,684)	(480,491)	(349,750)	(261,550)
Net interest income	1,952,026	2,090,322	960,876	1,048,042	1,172,539	1,220,102	576,959	602,815

Fee and commission income	344,865	344,831	179,354	173,149	118,834	138,434	59,353	69,245
Fee and commission expense	(98,359)	(28,033)	(52,242)	(13,066)	(85,776)	(14,696)	(45,624)	(6,129)
Net fee and commission income	246,506	316,798	127,112	160,083	33,058	123,738	13,729	63,116

Earned premia net of reinsurance	438,736	486,189	195,154	201,730	—	—	—	—
Net claims incurred	(363,673)	(453,726)	(173,586)	(198,210)	—	—	—	—
Earned premia net of claims and commissions	75,063	32,463	21,568	3,520	—	—	—	—

Net trading income/(loss) and results from investment securities	(84,485)	(185,480)	(134,129)	(51,919)	(123,683)	(375,877)	(126,540)	(170,029)
Net other (expense)/income	(39,861)	(39,524)	(15,210)	(15,184)	27,210	(67,746)	59,363	(31,909)
Total income	2,149,249	2,214,579	960,217	1,144,542	1,109,124	900,217	523,511	463,993

Personnel expenses	(728,873)	(765,045)	(361,930)	(385,948)	(438,170)	(467,271)	(218,416)	(230,410)
General, administrative and other operating expenses	(350,730)	(365,977)	(163,889)	(186,239)	(171,075)	(181,457)	(85,602)	(93,826)
Deprec. & amortis. on properties, equipment, software & other intang. assets	(98,405)	(96,976)	(49,276)	(49,156)	(41,698)	(41,362)	(21,070)	(20,506)
Amortis. & write offs of intang. assets recognised on business combinations	(11,734)	(12,682)	(5,767)	(6,516)	—	—	—	—
Finance charge on put options of non-controlling interests	(890)	(1,294)	(443)	(634)	(890)	(1,294)	(443)	(634)
Credit provisions and other impairment charges	(901,546)	(661,758)	(497,054)	(348,165)	(728,423)	(464,757)	(414,503)	(244,193)
Share of profit of associates	1,092	2,418	(801)	2,471	—	—	—	—
Profit/(loss) before tax	58,163	313,265	(118,943)	170,355	(271,132)	(255,924)	(216,523)	(125,576)
Social responsibility tax and non off-settable taxes	—	(92,560)	—	—	—	(87,931)	—	—
Tax expense before impairment of Greek Government Bonds	(9,203)	(55,995)	(1,384)	(38,974)	66,992	36,402	38,270	12,770
Profit/(loss) after tax and before impairment of Greek Government Bonds	48,960	164,710	(120,327)	131,381	(204,140)	(307,453)	(178,253)	(112,806)
Impairment of Greek Government Bonds, net of tax	(1,338,995)	—	(1,338,995)	—	(1,141,691)	—	(1,141,691)	—
Profit / (loss) for the period (A)	(1,290,035)	164,710	(1,459,322)	131,381	(1,345,831)	(307,453)	(1,319,944)	(112,806)
Attributable to:
Non-controlling interests	20,155	19,132	8,322	6,658	—	—	—	—
NBG equity shareholders	(1,310,190)	145,578	(1,467,644)	124,723	(1,345,831)	(307,453)	(1,319,944)	(112,806)

Other comprehensive income/(expense), net of tax (B)	15,509	(695,286)	301,944	(588,002)	566,498	(766,084)	535,898	(568,697)
Total comprehensive income/(expense), net of tax (A+B)	(1,274,526)	(530,576)	(1,157,378)	(456,621)	(779,333)	(1,073,537)	(784,046)	(681,503)

Attributable to:
Non-controlling interests	9,339	29,731	(636)	6,070	—	—	—	—
NBG equity shareholders	(1,283,865)	(560,307)	(1,156,742)	(462,691)	(779,333)	(1,073,537)	(784,046)	(681,503)

Earnings/(losses) per share (Euro) - Basic and Diluted:	€(1.3853)	€0.1025	€(1.5497)	€0.0813	€(1.4084)	€(0,5295)	€(1.3813)	€(0,2571)

Statement of Changes in Equity

	Group		Bank
	From 1.1 to		From 1.1 to
	30.6.2011	30.6.2010	30.6.2011	30.6.2010

Balance at beginning of period	10,905,353	9,827,518	8,780,120	8,224,161
Changes during the period:
Total comprehensive income/(expense), net of tax	(1,274,526)	(530,576)	(779,333)	(1,073,537)
Dividends declared	(16,826)	(91,871)	—	(70,858)
Net change in treasury shares	(2,712)	8,644	—	—
Other changes	(601,893)	(20,291)	(2,398)	14,185
Balance at end of period	9,009,396	9,193,424	7,998,389	7,093,951

Statement of Cash Flows

	Group		Bank
	From 1.1 to		From 1.1 to
	30.6.2011	30.6.2010	30.6.2011	30.6.2010
Net cash flows from / (used in):
Operating activities	1,956,811	5,207,236	2,072,046	4,748,053
Investing activities	782,175	(2,825,802)	304,818	(2,425,614)
Financing activities	(177,480)	630,927	(53,858)	768,733
Net increase / (decrease) in cash and cash equivalents in the period	2,561,506	3,012,361	2,323,006	3,091,172
Effect of foreign exchange rate changes on cash and cash equivalents	(103,409)	48,477	(7,344)	74,849
Total cash flows from / (used in) the period	2,458,097	3,060,838	2,315,662	3,166,021
Cash and cash equivalents at beginning of period	6,315,444	2,919,176	8,749,334	4,061,537
Cash and cash equivalents at end of period	8,773,541	5,980,014	11,064,996	7,227,558

Notes

1) The principal accounting policies that have been adopted are in accordance with the requirements of International Financial Reporting Standards (“IFRS”) and are the same with those applied in the 2010 financial statements. Details are included in Note 2 of the financial statements as at 30 June 2011.

2) The Bank has been audited by the tax authorities up to and including 2008. The unaudited tax years of the subsidiary companies of the Group fully consolidated and associated are reflected in Note 20 of the financial statements as at 30 June 2011.

3) Cases under litigation or in arbitration as well as pending cases before the Courts or Arbitration Courts are not expected to have a material impact on the financial position or operations of the Group.  As at 30 June 2011, the provisions recognized by the Group and the Bank, amounted to: a) for cases under litigation €54,9 million and €46,2 million respectively, b) for unaudited tax years €11,3 million and €8,9 million respectively and c) for other risks €13,0 million and €2,7 million respectively.

4) The number of Group and Bank employees as at 30 June 2011 was 36.388 and 12.469 respectively (30 June 2010: 36.979 and 12.864 respectively).

5) Related party transactions and balances as defined in IAS 24 are analyzed as follows: assets, liabilities, interest, commission and other income, interest, commission and other expense and off-balance sheet items with associated companies of the Group, as at 30 June 2011, amounted to €4,6 million, €15,8 million, €1,7 million, €4,9 million and €14,6 million respectively. The corresponding balances and transactions with subsidiaries and associated companies of the Bank as at 30 June 2011 were €7.807,9 million, €4.189,9 million, €93,3 million, €133,9 million and €2.430,8 million. Loans, deposits, letters of guarantee and total compensation of the members of the Board of Directors of the Bank, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as the close members of family and entities controlled or jointly controlled by those persons amounted, as at 30 June 2011, to €35,3 million, €12,0 million, €NIL million and €9,5 million respectively and for the Bank alone the corresponding amounts amounted to €33,7 million, €5,6 million, €NIL million and €4,0 million. The total receivables of the Group and the Bank from the employee benefits related funds as at 30 June 2011, amounted to €352,1 million and €352,0 respectively. The total payables of the Group and the Bank to the employee benefits related funds as at 30 June 2011, amounted to €100,7 million and €20,2 million respectively.

6) Acquisitions, disposals & other capital transactions:

(a) On 29 June 2011, the Bank acquired 49,9% of CPT Investments Ltd from Credit Suisse AG. The total consideration amounted to €587,8 million of which amount of €42,9 million was paid in cash. The remaining amount related to wave of debt from Credit Suisse A.G. After this acquisition the Bank holds the 100% of CPT Investments Ltd.

(b) On 20 July 2011, the Board of Directors of Ethnodata S.A. and its wholly owned subsidiary Ethnoplan S.A., approved the merger of the two companies with the absorption of the second by Ethnodata S.A.  The merger balance sheet date was the 30 June 2011, therefore from 1 July 2011 onwards the activities of the pre-merged companies are carried out by Ethnodata S.A.

7) Included in Note 20 of the financial statements as at 30 June 2011, are the group companies consolidated, their country of residence, the direct or indirect participation of the Bank in their share capital and the consolidation method applied for each such company.  Of all companies consolidated as at 30 June 2010, are no longer included:

a) Fully consolidated: the special purpose entity Eterika Plc, NBG International Inc (NY) and  ETEBA Bulgaria A.D., Sofia due to their liquidation.

b) Equity method: the companies Larco S.A. and Europa Insurance Co S.A. due to their reclassification from “Investment in associates” to “Non-current assets held for sale”.

c) There are no entities exempted from the consolidation.

d) There have been no changes in the method of consolidation since the previous annual financial statements.

8) “Other comprehensive income for the period, net of tax” of the Group, in the current period ended 30 June 2011, is comprised of €613,6 million relating to the movement of available for sale investments reserve, €(594,9) million relating to currency translation differences, €(9,4) million relating to tax from net investment hedge and €6,2 million relating to net cash flow hedge. The corresponding amounts for the Bank (excluding net investment hedge and net cash flow hedge amounts which are NIL) are €565,6 million and €0,9 million.

9) As at 30 June 2011, the Group held 1.573.861 rights on treasury shares with acquisition cost of €7,6 million, while the Bank did not hold any treasury shares.

10) Other events:

(a) The Bank up to 30 August 2011, day of approval of the financial statements, proceeded with issuance and cancellation of series of covered bonds. For more details see Notes 7 and 21 of the financial statements as at 30 June 2011.

(b) On 28 February 2011, Revolver 2008-1 Plc proceeded with the cancellation of class A notes of €500,0 million.

(c) On 24 March 2011, Finansbank redeemed the bonds  of USD 110,0 million, obtained via a special purpose entity and issued in March 2006. As at 31 December 2010, part of this issue of USD 50,0 million was held by the Group.

(d) On 13 April 2011, Finansbank redeemed a loan of TL 300,0 million, issued in March 2006.

(e) On 11 May 2011, Finansbank issued Senior Unsecured Notes of USD500,0 million, with a five year maturity.

(f) On 7 June 2011 the Bank issued Floating Rate Notes of €1.925,0 million due in June 2014. The bonds are held by the Bank.

(g) On 23 June 2011, the annual Ordinary General Meeting of the Bank’s shareholders approved the non-distribution of dividends to any class of shares.

(h) On 20 June 2011, the Bank repurchased the Subordinated Callable Fixed Rate Notes of JPY 30,0 billion issued by NBG Finance plc in June 2005.

(i) Due to the participation of NBG Group to the “Financing Offer for Greece”,  announced by the Institute of International Finance, an impairment charge, net of tax, of €1.338.995 and €1.141.691 for the Group and the Bank respectively, was recognized in the income statement relating to the Greek Government Bonds. For more details see Notes 4 and 8 of the financial statements as at 30 June 2011.

11) Certain amounts of financial statements as at 30 June 2010 were reclassified in order to render them comparable to the respective amounts of 30 June 2011. This reclassification has no impact in Profit & Loss and Equity of the comparatives and already published financial statements of the Group and the Bank.

Details related to reclassifications are included in Note 23 of the financial statements as at 30 June 2011.

Athens, 30 August 2011

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	CHARALAMPOS G. MAZARAKIS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: 31st August, 2011

Chief Executive Officer